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Exhibit 99.7

2012

CONSOLIDATED FINANCIAL
STATEMENTS

For the year ended December 31, 2012

REPORT OF MANAGEMENT

Management is responsible for the Consolidated Financial Statements.

Management has prepared the Consolidated Financial Statements in accordance with International Financial Reporting Standards. If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting.

The Audit Committee is appointed by the Board of Directors and is composed entirely of unrelated, independent directors. The Audit Committee meets regularly with management, and with the internal and external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP have full and free access to the Audit Committee.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Management has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as at December 31, 2012, the end of the Company's fiscal year, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements included herewith, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Harold N. Kvisle	L. Scott Thomson
President and Chief Executive Officer	Executive Vice-President, Finance and Chief Financial Officer
February 28, 2013

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       1

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of Talisman Energy Inc.

We have audited Talisman Energy Inc.'s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Talisman Energy Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Talisman Energy Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Talisman Energy Inc. as at December 31, 2012 and 2011 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity and Cash Flows for the three-year period ended December 31, 2012 and our report dated February 28, 2013 expressed an unqualified opinion thereon.

Chartered Accountants

Calgary, Canada
February 28, 2013

2       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

INDEPENDENT AUDITORS' REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Talisman Energy Inc.

We have audited the accompanying Consolidated Financial Statements of Talisman Energy Inc., which comprise the Consolidated Balance Sheets as at December 31, 2012 and 2011 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity and Cash Flows for the three-year period ended December 31, 2012 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Talisman Energy Inc. as at December 31, 2012 and 2011 and its financial performance and cash flows for the three-year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Talisman Energy Inc.'s internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2013 expressed an unqualified opinion on Talisman Energy Inc.'s internal control over financial reporting.

Chartered Accountants

Calgary, Canada
February 28, 2013

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       3

CONSOLIDATED BALANCE SHEETS

December 31 (millions of US$)	2012	2011

ASSETS
CURRENT

Cash and cash equivalents (note 28)	721	474

Accounts receivable (note 9)	1,210	1,550

Risk management (note 22)	48	42

Income and other taxes receivable	10	–

Inventories (note 10)	150	164

Prepaid expenses	23	24

	2,162	2,254

Other assets (note 11)	115	101

Investments (note 12)	747	395

Risk management (note 22)	26	24

Goodwill (note 8)	1,014	1,317

Property, plant and equipment (note 13)	13,005	15,909

Exploration and evaluation assets (note 13)	3,516	3,954

Deferred tax assets (note 26)	1,273	272

	19,696	21,972

TOTAL ASSETS	21,858	24,226

LIABILITIES
CURRENT

Bank indebtedness	–	60

Accounts payable and accrued liabilities	2,250	2,622

Risk management (note 22)	81	–

Income and other taxes payable	137	371

Current portion of long-term debt (note 17)	8	410

	2,476	3,463

Decommissioning liabilities (note 15)	2,743	2,982

Other long-term obligations (note 18)	313	346

Risk management (note 22)	1	–

Long-term debt (note 17)	4,434	4,485

Deferred tax liabilities (note 26)	1,981	2,932

	9,472	10,745

Contingencies and commitments (note 23)
SHAREHOLDERS' EQUITY

Common shares (note 20)	1,639	1,561

Preferred shares (note 20)	191	191

Contributed surplus	121	186

Retained earnings	7,148	7,292

Accumulated other comprehensive income (note 21)	811	788

	9,910	10,018

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	21,858	24,226

See accompanying notes.

On behalf of the Board:

Charles R. Williamson	William R. P. Dalton
Chairman of the Board	Director

4       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31 (millions of US$)	2012	2011	2010

REVENUE

Sales	7,229	8,194	6,875

Other income (note 24)	83	78	107

Total revenue and other income	7,312	8,272	6,982

EXPENSES

Operating	2,452	2,190	1,890

Transportation	221	216	221

General and administrative	510	431	371

Depreciation, depletion and amortization (note 13)	2,501	1,949	1,788

Impairment (note 14)	2,744	226	301

Dry hole	269	241	113

Exploration	346	427	374

Finance costs (note 16)	276	278	276

Share-based payments expense (recovery) (note 20)	(62)	(310)	212

(Gain) loss on held-for-trading financial instruments (note 22)	93	210	(87)

Gain on disposals (note 4)	(1,624)	(192)	(520)

Gain on revaluation of investment (note 12)	(365)	–	–

Other, net (note 25)	125	161	72

Total expenses	7,486	5,827	5,011

Income (loss) before taxes	(174)	2,445	1,971

Income taxes (note 26)

Current income tax	874	1,441	1,136

Deferred income tax (recovery)	(1,180)	228	(110)

	(306)	1,669	1,026

Net income	132	776	945

Per common share (US$):

Net income	0.12	0.76	0.93

Diluted net income	0.01	0.38	0.93

Weighted average number of common shares outstanding (millions)

Basic (note 29)	1,025	1,023	1,018

Diluted (note 29)	1,033	1,038	1,018

See accompanying notes.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31 (millions of US$)	2012	2011	2010

Net income	132	776	945

Foreign currency translation(1)	–	–	(408)

Actuarial gains (losses) relating to pension and other post-employment benefits(2)	10	(26)	(12)

Gains on derivatives designated as cash flow hedges

Gains arising during the year(3)	–	–	13

Gains recognized in net income(4)	–	–	(11)

	–	–	2

Other comprehensive income (loss)	10	(26)	(418)

Comprehensive income	142	750	527

1)
Includes net investment hedging gain of $nil (2011 – $nil; 2010 – $22 million)

2)
Net of tax of $26 million (2011 – $29 million; 2010 – $1 million)

3)
Net of tax of $nil (2011 – $nil; 2010 – $5 million)

4)
Net of tax of $nil (2011 – $nil; 2010 – $4 million)

See accompanying notes.

6       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31 (millions of US$)	2012	2011	2010

COMMON SHARES

Balance at beginning of year	1,561	1,480	1,401

Issued on exercise of stock options	15	175	95

Shares purchased and held in trust for long-term PSU plan (note 20)	(25)	(94)	(81)

Shares released from trust for 2008 PSU plan (note 20)	–	–	65

Shares released from trust for long-term PSU plan (note 20)	88	–	–

Balance at end of year	1,639	1,561	1,480

PREFERRED SHARES

Balance at beginning of year	191	–	–

Issued (note 20)	–	191	–

Balance at end of year	191	191	–

CONTRIBUTED SURPLUS

Balance at beginning of year	186	108	117

Settlement of 2008 PSU plan (note 20)	–	–	(9)

Settlement of long-term PSU plan grant (note 20)	(88)	–	–

Share-based payments (note 20)	23	78	–

Balance at end of year	121	186	108

RETAINED EARNINGS

Balance at beginning of year	7,292	6,819	6,135

Net income	132	776	945

Actuarial gains (losses) transferred to retained earnings	10	(26)	(12)

Common share dividends (note 20)	(277)	(277)	(249)

Preferred share dividends (note 20)	(9)	–	–

Balance at end of year	7,148	7,292	6,819

ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance at beginning of year	788	788	1,194

Other comprehensive income (loss)	10	(26)	(418)

Transfer of accumulated foreign currency loss to net income (note 4)	23	–	–

Actuarial (gains) losses transferred to retained earnings	(10)	26	12

Balance at end of year	811	788	788

See accompanying notes.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       7

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (millions of US$)	2012	2011	2010

OPERATING ACTIVITIES

Net income	132	776	945

Add: Finance costs (cash and non-cash) (note 16)	276	278	276

Dividends from equity investments	–	9	–

Items not involving cash (note 27)	2,433	2,124	1,556

	2,841	3,187	2,777

Changes in non-cash working capital (note 27)	(125)	(375)	367

Cash provided by operating activities	2,716	2,812	3,144

INVESTING ACTIVITIES
Capital expenditures

Exploration, development and other	(3,658)	(4,303)	(3,566)

Corporate acquisitions, net of cash acquired (note 6)	–	(156)	(183)

Property acquisitions (note 5 and note 6)	(109)	(737)	(1,340)

Proceeds of resource property dispositions (note 4)	964	527	2,194

Repayment of note receivable (note 22)	–	40	–

Acquisition deposit	–	18	(630)

Investments	(20)	54	–

Proceeds on reduction in UK investment, net of cash disposed (note 4)	1,349	–	–

Changes in non-cash working capital	8	18	274

Cash used in investing activities	(1,466)	(4,539)	(3,251)

FINANCING ACTIVITIES

Long-term debt repaid (note 17)	(1,807)	(313)	(10)

Long-term debt issued (note 17)	1,336	1,044	595

Common shares issued (note 20)	13	114	55

Common shares purchased (note 20)	(25)	(94)	(75)

Preferred shares issued (note 20)	–	191	–

Finance costs (cash)	(190)	(202)	(197)

Common share dividends (note 20)	(277)	(277)	(249)

Preferred share dividends (note 20)	(9)	–	–

Deferred credits and other	13	(9)	(2)

Changes in non-cash working capital	(6)	11	(1)

Cash (used in) provided by financing activities	(952)	465	116

Effect of translation on foreign currency cash and cash equivalents	9	23	51

Net increase (decrease) in cash and cash equivalents	307	(1,239)	60

Cash and cash equivalents net of bank indebtedness, beginning of year	414	1,653	1,593

Cash and cash equivalents net of bank indebtedness, end of year	721	414	1,653

Cash and cash equivalents (note 28)	721	474	1,655

Bank indebtedness	–	(60)	(2)

Cash and cash equivalents net of bank indebtedness, end of year	721	414	1,653

See accompanying notes.

8       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in millions of US dollars, except as noted)

1. Corporate Information

Talisman Energy Inc. ('Talisman' or 'the Company') is a public company incorporated pursuant to the laws of Canada and domiciled in Alberta, Canada, with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol 'TLM'. The registered office is located at Suite 2000, 888 – 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The Consolidated Financial Statements as at and for the year ended December 31, 2012 were authorized for issuance by the Board of Directors on February 28, 2013.

2. Basis of Preparation

The Consolidated Financial Statements of Talisman Energy Inc. and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Consolidated Financial Statements have been prepared on a going concern basis using the historical cost convention, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value.

The preparation of Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas of accounting that require a high degree of judgment or which are based upon significant estimates are disclosed in note 3(y).

3. Significant Accounting Policies

a) Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries, being those companies over which the Company, either directly or indirectly, has control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks. Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases, using consistent accounting policies. The trust holding common shares, to settle the Company's obligation arising from its long-term performance share unit plan, is also consolidated since it is a special purpose entity controlled by the Company (note 20). All intercompany balances and transactions, including unrealized profits arising from such transactions, are eliminated upon consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

b) Joint Ventures and Investments

A jointly controlled asset offers joint ownership by the venturers of the assets contributed to the joint venture, without the formation of a corporation, partnership or other entity.

A jointly controlled entity is a company, partnership or other entity in which each venturer has an interest and jointly controls the assets of the entity, earning its own income and incurring its own liabilities and expenses. Interests in jointly controlled entities are accounted for using proportionate consolidation. For transactions where Talisman contributes a subsidiary to a jointly controlled entity in exchange for an interest in a joint venture, and this contribution results in a loss of control in the subsidiary, Talisman restricts any gain arising on the contribution to the ownership interest held by the other party to the joint venture.

Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

Interests in entities over which Talisman has significant influence, but not control or joint control, are accounted for using the equity method. Talisman's share of the income of equity investments is recorded in the Consolidated Statements of Income. Dividends from equity investments are included in cash provided by operating activities. Interests in entities over which Talisman does not have significant influence are accounted for as available-for-sale financial assets. Both equity investments and investments classified as available-for-sale assets are tested for possible impairment whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       9

c) Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is the aggregate of the consideration transferred, measured at acquisition date fair value. Acquisition costs incurred are expensed. When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts acquired.

Contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration recorded as a financial asset or liability are recognized in net income in accordance with IAS 39 Financial Instruments: Recognition and Measurement.

Goodwill represents the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed in business combinations. Goodwill is not amortized but is subject to impairment reviews annually, or more frequently as economic events dictate, as described in note 3(i).

Where goodwill forms part of an operating segment and part of the operation within that segment is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the segment retained.

d) Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. The allowance for doubtful accounts is management's best estimate of accounts receivable balances that may not be collectible, and is reviewed quarterly.

e) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost comprises direct purchase costs, cost of production and taxes, and is determined using the first-in first-out method for product inventories and by the average cost method for materials and supplies. Net realizable value is determined by reference to prices existing at the balance sheet date less any costs expected to be incurred to completion and disposal.

f) Property, Plant and Equipment (PP&E)

PP&E, comprising oil and gas development and production properties and corporate assets, is stated at cost less accumulated depreciation, depletion and amortization and accumulated impairment losses.

Oil and gas development and production expenditure is generally accounted for using the principles of the successful efforts method of accounting. Expenditure on the construction, installation and completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells is capitalized within PP&E.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning liability and capitalized borrowing costs for qualifying assets. The capitalized value of a finance lease is also included within PP&E.

Expenditure on turnarounds comprises the cost of replacement assets or parts of assets and inspection and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits will flow to the Company from the replacement, the expenditure is capitalized and the replaced part is derecognized. Inspection and overhaul costs relating to turnarounds, which generally occur annually, and all other repairs and maintenance costs are expensed when incurred.

Well injection costs incurred to stimulate depleted wells are charged as an expense when incurred. Certain stimulation costs which increase production and reserves, extending beyond one year, are deferred in PP&E and depleted using the unit of production method.

Exchanges of development and production assets are measured at fair value unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset exchanged is reliably measurable. The cost of the acquired asset is measured at the fair value of the asset exchanged, unless the fair value of the asset received is more clearly evident. Where fair value is not used, the cost of the acquired asset is measured at the carrying amount of the asset exchanged. The gain or loss arising is recognized in net income.

The Company assesses at each reporting date whether there is an indication that its PP&E may be impaired or subject to impairment reversals. If any indication exists, the Company estimates the asset's recoverable amount using the methodology described in note 3(h).

10       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

g) Exploration and Evaluation (E&E) Assets

Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All such carried costs are subject to technical, commercial and management review at each reporting date to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is tested for potential impairment and then transferred to PP&E (see note 3(h) for details of the impairment methodology). If a project no longer meets these criteria, it is tested for impairment and transferred back from PP&E to E&E assets.

Undeveloped land costs are classified initially as E&E assets and transferred to PP&E as proved reserves are assigned.

All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred.

For exchanges or parts of exchanges that involve principally E&E assets, the exchange is accounted for at the carrying amount of the asset exchanged.

h) Impairment of Assets

The Company tests PP&E and E&E assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, for example, changes in assumptions relating to future prices, future costs and reserves. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets, known as a cash-generating unit (CGU). If any such indication of impairment exists, an estimate of the CGU's recoverable amount is made. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value in use. These assessments require the use of estimates and assumptions regarding long-term commodity prices, discount rates, future capital expenditures requirements, reserves determination and life of field. In addition, the Company will consider market data related to recent transactions for similar assets. E&E assets are also tested for possible impairment when transferred to PP&E.

A previously recognized impairment loss is reversed only if there has been a change in the estimates or assumptions used to determine the CGU's recoverable amount since the impairment loss was recognized. If that is the case, the carrying amount of the CGU is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment loss been recognized for the CGU in prior periods. Such a reversal is recognized in net income, following which the depletion charge is adjusted in future periods to allocate the CGU's revised carrying amount on a systematic basis over its remaining useful life.

i) Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may be impaired. The impairment test requires that goodwill be allocated to CGUs, which Talisman has determined by aggregating locations having similar economic characteristics and/or which are in similar geographic locations, and which correspond with the operating segments described in note 31, except for locations within the Other segment, which are generally grouped by country. Impairment is determined for goodwill by assessing the recoverable amount (based on fair value less costs to sell) of each segment or country, as appropriate, to which the goodwill relates. Where the recoverable amount of the segment or country, as appropriate, is less than the carrying amount, an impairment loss is recognized. Goodwill impairment losses cannot be reversed.

j) Depreciation, Depletion and Amortization (DD&A)

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil. Depletion and depreciation rates are updated in each reporting period that a significant change in circumstances, including reserves revisions, occurs.

Successful exploratory wells and development costs are depleted over proved developed reserves. Significant development costs incurred in connection with proved undeveloped reserves are excluded from depletion until the reserves are developed.

Acquired resource properties with proved reserves, including offshore platform costs, are depleted over total proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       11

Costs associated with significant development projects are not depleted until the asset is substantially complete and ready for its intended use. Unproved land acquisition costs that are individually material are not amortized, but are assessed for impairment and transferred to depletable costs as proved reserves are recognized. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term. Gas plants are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 4% and 5–33%, respectively. Gas plants and pipelines in the North Sea are depleted using the unit of production method based on the related fields.

k) Non-Current Assets Held for Sale

Non-current assets classified as held for sale and associated liabilities are measured at the lower of carrying amount and fair value less costs to sell, and are presented as current on the Consolidated Balance Sheets.

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

PP&E is not depreciated once classified as held for sale.

l) Decommissioning and Environmental Liabilities

Decommissioning liabilities are recognized when the Company has a legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the liability is recognized as part of the cost of the related PP&E or E&E asset.

Decommissioning liabilities are carried on the Consolidated Balance Sheet at their discounted present value, which is remeasured each reporting period in order to reflect the period end discount rate. The liabilities are calculated using a weighted average credit-adjusted risk free rate, and are accreted over time for the change in their present value, with this accretion expense included in finance costs on the Consolidated Statements of Income. Actual expenditures incurred are charged against the accumulated obligation. Any difference between the recorded decommissioning liability and the actual retirement costs incurred is recorded as a gain or loss.

The increase in capitalized costs is amortized to income on a basis consistent with DD&A of the underlying assets. Subsequent changes in the estimated decommissioning liabilities are capitalized and amortized over the remaining useful life of the underlying asset.

Liabilities for environmental costs are recognized when an obligation exists and the associated costs can be reliably estimated. Generally, the timing of recognition of these liabilities coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure. These estimates are included in decommissioning liabilities.

m) Finance Costs and Long-Term Debt

Finance costs include interest and other costs that Talisman incurs in connection with the borrowing of funds, as well as accretion expense relating to the Company's decommissioning liabilities.

Finance costs associated with major development projects are capitalized and included in the carrying amounts of the related assets until they are completed and ready for use. These costs are subsequently amortized to income with the related assets. The amount of borrowing costs capitalized for the period is determined by applying the weighted average interest rate applicable to appropriate borrowings outstanding during the period to the average amount of capitalized expenditure for the qualifying assets.

All other finance costs are recognized on the Consolidated Statements of Income in the period in which they are incurred.

The classification of debt instruments in the Consolidated Balance Sheets reflects contractual requirements and management's intent in respect of the refinancing of those instruments. In particular, the classification of bankers' acceptances, when outstanding, reflects management's intent to refinance a short-term obligation with a committed long-term facility with the same lender.

n) Foreign and Reporting Currency

Talisman's functional currency is the US$.

Prior to January 1, 2011 in the UK and prior to January 1, 2010 in Canada and Norway, the Company's operations were translated from UK£, C$ and NOK, respectively, into US$ using the current rate method whereby assets and liabilities were translated at

12       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

year-end exchange rates, while revenues and expenses were converted using average rates for the period. Gains and losses arising on translation from UK£, C$ and NOK to US$ were deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income.

As a result of changes in the composition of revenue and costs and changes in intercompany loan arrangements, management has determined that the functional currency of the Company's UK operation is more closely linked to the US$. Accordingly, effective January 1, 2011, this operation has been accounted for as a US$ functional currency entity. As a result, foreign currency translation adjustments remained in accumulated other comprehensive income until Talisman reduced its ownership in its UK subsidiary (note 4). Following the change in the functional currency of the UK operation on January 1, 2011, the debt denominated in UK£ was no longer designated as a hedge of Talisman's net investment in the UK and, accordingly, foreign exchange gains and losses are recorded on the Consolidated Statements of Income.

The Company's operations in Canada and Norway are accounted for as US$ functional currency entities. As a result, foreign currency translation adjustments remain in accumulated other comprehensive income until Talisman reduces its net investment in its Canadian or Norwegian subsidiaries.

Foreign operations are translated as follows: monetary assets and liabilities at exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at rates in effect on the dates the assets were acquired or liabilities were assumed, and revenues and expenses at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

o) Employee Benefit Plans

The cost of providing benefits under the Company's defined benefit pension plans and non-pension post-employment benefit plans is determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and employee retirement ages. There is uncertainty relating to the assumptions used to calculate the net benefit expense and accrued benefit obligation, due to their long-term nature.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. The Company recognizes all actuarial gains and losses immediately in other comprehensive income (loss) and transfers them to retained earnings in the year recorded.

Payments to defined contribution plans are expensed as incurred, which is as the related service is rendered.

The pension benefits of key management personnel represent the attributable amount of the net benefit expense of the plans in which they participate.

p) Financial Instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading assets and liabilities, assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial assets and liabilities are recognized on the Consolidated Balance Sheets when the Company becomes a party to the contractual requirements of the instrument. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items, in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

In conducting its business, the Company may use derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates.

Non-Hedge Financial Instruments

Held-for-trading financial assets and liabilities are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets available-for-sale are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax. Financial assets held-to-maturity, loans and receivables and other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Cash equivalents are classified as loans and receivables and are measured at carrying value, which approximates fair value, due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as loans and receivables. Bank indebtedness, accounts payable and accrued liabilities, certain other long-term obligations and current and long-term debt are classified as other financial liabilities. Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. Financial instruments that are derivative contracts are considered held-for-trading unless they are designated as a hedge. The financial derivative contracts outstanding at December 31, 2012 are disclosed in note 22.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       13

Derivatives embedded in other financial instruments and non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract. Contracts are assessed for embedded derivatives when the Company becomes a party to them, including at the date of a business combination. Embedded derivatives requiring separation are measured at fair value at each balance sheet date and any gains or losses arising from changes in fair value are recognized in net income.

Hedges

The Company may designate financial instruments as a hedging instrument for accounting purposes. Hedge accounting requires the designation of a hedging relationship, including a hedged and a hedging item, identification of the risk exposure being hedged and an expectation that the hedging relationship will be highly effective throughout its term. In addition, in the case of anticipated transactions, it must also be highly probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items. If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred in other comprehensive income (loss) and recognized in net income concurrently with the anticipated transaction. If the forecast transaction is no longer expected to occur, the gain or loss on the hedge at that date is recognized immediately in net income. The Company had the following hedges during the periods covered by these Consolidated Financial Statements:

  Cash flow hedges – Until January 2011, when the cross-currency hedge and related debt were settled, the effective portion of changes in the fair value of financial instruments designated as cash flow hedges was recognized in other comprehensive income (loss), net of tax, with any ineffective portion being recognized immediately in net income. Gains and losses were recovered from other comprehensive income (loss) and recognized in net income in the same period as the hedged item was realized.

  Net investment hedges – Until December 31, 2010, foreign exchange gains and losses on UK£ debt designated as a net investment hedge would have been recognized in other comprehensive income (loss). These gains and losses would have been recovered from other comprehensive income (loss) and recognized in net income if the net investment was reduced below the value of the debt. Since January 1, 2011, following the change in functional currency described in note 3(n), the debt denominated in UK£ is no longer designated as a hedge of the Company's net investment.

Own Use Exemption

Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company's expected purchase, sale or usage requirements fall within the exemption from IAS 32 and IAS 39, which is known as the 'own use' exemption. The Company enters into physical commodity contracts in the normal course of business, including contracts with fixed terms. The Company's production is expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

q) Comprehensive Income and Equity

The Consolidated Statements of Comprehensive Income reflects net income and items of other comprehensive income (loss) which comprise changes in the fair value of financial instruments designated as cash flow hedges, to the extent they are effective, gains and losses recovered from other comprehensive income (loss) and recognized in net income, and actuarial gains and losses arising in relation to the Company's employee benefit plans. Until December 31, 2010, foreign currency translation gains or losses arising from the translation of the Company's foreign operations or reductions in the net investments therein and translation from the Company's functional currency to its presentation currency also gave rise to other comprehensive income (loss). See note 3(n) for more details.

r) Income Taxes

Income taxes comprise current tax, deferred tax and Petroleum Revenue Tax (PRT) and are recognized on the Consolidated Statements of Income except to the extent they relate to items recognized in other comprehensive income (loss) or directly in equity. PRT is treated as an income tax and deferred PRT is accounted for on a temporary difference basis.

Interest and penalties assessed by taxing authorities on any underpayment of income tax are accrued and classified as a component of income taxes on the Consolidated Statements of Income.

Certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income taxes at the statutory tax rate in effect at the time of production.

14       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. The Company estimates the amount to be recorded by weighting all possible outcomes by their associated probabilities.

Current Tax

Current tax is based on estimated taxable income and tax rates which are determined pursuant to the tax laws that are enacted or substantively enacted at the balance sheet date.

Deferred Tax

Deferred tax is determined using the liability method. Under the liability method, deferred tax is calculated based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Deferred tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted.

Deferred tax assets and liabilities are offset only when a legally enforceable right of offset exists and the deferred tax assets and liabilities arose in the same tax jurisdiction and relate to the same taxable entity.

s) Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and NGLs are recognized at the fair value of the consideration received or receivable when the significant risks and rewards of ownership have been transferred, which is when title passes from the Company to the customer. For the Company's international operations, generally, customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlement method in accounting for crude oil and natural gas sales and records a receivable from a joint interest participant if a participant sells more than its proportionate share of crude oil or natural gas production. Crude oil and natural gas produced and sold, below or above the Company's working interest share in the related resource properties, results in production underliftings, or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks, and overliftings are recorded in accounts payable and accrued at the sales value. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in accounts payable and accrued liabilities and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and are not netted against revenue.

A significant portion of the Company's operations outside North America and the North Sea are governed by Production Sharing Contracts (PSCs). Under PSCs, revenues are derived from cost recovery oil and gas and profit oil and gas. Generally, cost recovery oil and gas allows the Company to recover its capital and production costs and, as appropriate, the costs carried by the Company on behalf of state oil companies from production. Profit oil and gas is allocated to the host government and contract parties in accordance with their respective equity interests.

All taxes collected from customers that are remitted to governments are excluded from revenues.

Certain of the Company's foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman's working interest in such activities. All other government takes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman's share of crude oil, natural gas and NGLs production and are recorded using rates in effect under the terms of contracts at the time of production.

Sales as reported represents the Company's share of revenues from the sale of crude oil, natural gas and NGLs and is presented after deduction of royalty payments to governments and other mineral interest owners.

t) Leases

Leases that transfer substantially all of the benefits and risks of ownership to Talisman are accounted for at the commencement of the lease term as finance leases and recorded as PP&E at the fair value of the leased asset, or, if lower, at the present value of the minimum lease payments, together with an offsetting liability. Finance charges are allocated to each period so as to achieve a constant rate of interest on the remaining balance of the liability and are recognized in net income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

All other leases are accounted for as operating leases and the lease costs are expensed as incurred.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       15

u) Share-Based Payments

Talisman has stock option plans, cash unit plans, a performance share unit (PSU) plan, deferred share unit plans and restricted share unit plans, under which it receives services from employees and directors as consideration for cash payments or equity instruments of the Company. The long-term PSU plan must be settled in shares. The cash unit, deferred share unit and restricted share unit plans must be settled in cash. The stock option plans may be settled in cash at the option of the holder or the underlying share can be purchased.

Equity-Settled Awards

The Company uses the Black-Scholes pricing model to estimate the fair value of equity-settled awards.

For the PSU plans, the Company determines the fair value of the units on the date of grant and recognizes the fair value over the vesting period as share-based payments expense and contributed surplus.

Cash-Settled Awards

The Company uses the Black-Scholes pricing model to estimate the fair value of cash-settled awards. Fair value is established initially at the grant date and the obligation is revalued each reporting period until the awards are settled with any changes in the obligation recognized as share-based payments expense (recovery) on the Consolidated Statements of Income, except for the changes related to deferred share units, which are included in general and administrative expenses.

The stock option plans are classified as liability instruments and remeasured at their fair value at the end of each reporting period.

For plans having vesting conditions, the total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options and units that are expected to vest based on the vesting conditions and recognizes the impact of the revision to original estimates, if any, in net income.

v) Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income less after-tax cumulative preferred share dividends by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

The method the Company uses to determine the dilutive impact of stock options assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase common shares at the average market price during the period. In periods when a share-based payments recovery is reported, net income used in the dilution calculation is reduced by the amount of the recovery.

For stock options that may be settled in cash or shares at the employees' option, the more dilutive impact of cash settlement and equity settlement is used in calculating diluted net income per share regardless of how the stock option plan is accounted for. Stock options that are reported as cash-settled for accounting purposes may require an adjustment to the numerator in the diluted net income per share calculation for any changes in net income that would result if the stock options had been reported as equity instruments.

w) Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and interest-bearing short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates fair value.

For the purpose of the Consolidated Statements of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of bank indebtedness.

x) Segmented Information

The Company's reporting segments are established on the basis of having similar economic characteristics and/or which are in similar geographic locations and those components of the Company that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Effective January 1, 2011, the composition of the Company's segments changed such that the activities in the UK and Norway are reported as a single North Sea segment since, in management's judgment, the assets in those locations share similar economic characteristics. Comparative period balances have been restated accordingly. See note 31 for disclosure of segmented information.

16       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

y) Significant Accounting Judgments, Estimates and Assumptions

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets and liabilities and contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the periods noted. Such estimates relate primarily to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

DD&A, the fair value of PP&E and E&E assets, amounts recognized for impairment charges and reversals and the recognition of assets acquired and liabilities assumed upon a business combination are impacted by estimates of oil and natural gas reserves, contingent resources, commodity prices, and capital and operating costs required to develop and produce those reserves. The Company also used a variety of market metrics, described in note 14, in assessing the fair value of the PP&E and E&E assets. By their nature, market metrics, estimates of reserves and resources and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material. The measurement of impairment charges and reversals is also dependent upon management's judgment in determining CGUs.

Inherent in the calculation of decommissioning liabilities are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to assumptions impact the amount of decommissioning liabilities, a corresponding adjustment is made to the PP&E and/or E&E assets balance.

The values of pension assets and obligations and the amount of the net benefit expense charged to net income depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.

The measurement of income tax expense, and the related provisions on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil and natural gas reserves, commodity prices, the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

The fair values of financial instruments are estimated based upon market and third party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.

The fair values of equity-settled and cash-settled share-based payment awards are estimated using the Black-Scholes pricing model. These estimates depend on certain assumptions, including share price volatility, risk free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield which, by their nature, are subject to measurement uncertainty.

The designation of the Company's functional currency is a management judgment based on the composition of revenue and costs in the locations in which it operates.

Provisions are recorded when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the liability.

Contingent liabilities are possible obligations whose existence will only be confirmed by future events not wholly within the control of the Company. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of economic resources is considered remote. The evaluation of the likelihood of the contingent events requires management judgment as to the probability of exposure to potential loss.

z) Accounting Standards and Interpretations Issued but Not Yet Effective

The following pronouncements from the IASB are applicable to Talisman and will become effective for future reporting periods, but have not yet been adopted. The Company intends to adopt these standards, if applicable, when they become effective on January 1, 2013:

Effective January 1, 2013

•
IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1. The amendments to IAS 1 improve the quality of the presentation of other comprehensive income (OCI). The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The amendment affects presentation only and has no impact on the Company's financial position or performance;

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       17

•
IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7. These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity's financial position. The disclosures will provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position. The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. The amendments affect disclosure only and will not impact the Company's financial position or performance;

•
IFRS 10 Consolidated Financial Statements – establishes the accounting principles for consolidated financial statements when one entity controls other entities and replaces IAS 27 Consolidated and Separate Financial Statements and the related provisions of SIC-12 Consolidation – Special Purpose Entities. This standard establishes a new control model that applies to all entities. This standard will have no significant impact on Talisman's financial results as all subsidiaries are 100% owned, the trust holding common shares has been consolidated since it is a special purpose entity controlled by the Company and all other results are from joint operations and ventures;

•
IFRS 11 Joint Arrangements – establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Venturers. This standard requires a party to assess its rights and obligations from the arrangement in order to determine whether a joint arrangement represents a joint venture or a joint operation. As at December 31, 2012, the Company proportionately consolidated all its interest in joint arrangements. Upon adoption of this standard on January 1, 2013, the Company will be required to account for its investments in Talisman Sinopec Energy UK Limited (TSEUK) and Equión Energía Limited (Equión) using the equity method of accounting and requires retrospective application;

•
IFRS 12 Disclosure of Interests in Other Entities – establishes comprehensive disclosure requirements for subsidiaries, joint arrangements, associates, and unconsolidated structured entities and replaces existing disclosures in related standards. The impact on Talisman will be increased disclosure regarding its equity interest in TSEUK and Equión;

•
IFRS 13 Fair Value Measurement – establishes a single framework for fair value measurement and disclosures when fair value is required or permitted under IFRS. Talisman is currently assessing the impact that this standard will have on the financial position and performance. Based on the Company's analysis, this standard is expected to increase the financial statement disclosures, but is not expected to have a material impact on Talisman's financial position;

•
IAS 19 Employee Benefits (revised) – IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments to IAS 19 will provide investors and other users of financial statements with a better understanding of an entity's obligations resulting from the provision of defined benefit plans and how those obligations will affect its financial position, financial performance and cash flow. Among other things, the amendment eliminates the option to defer the recognition of gains and losses, known as the 'corridor method', and will impact the net benefit expense as the expected return on plan assets will be calculated using the same interest rate as applied for the purpose of discounting the benefit obligation. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. As stated in the Company's accounting policies actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in OCI and such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit and loss in subsequent periods. Therefore, the amendment which eliminates the 'corridor method' will have no impact on the Company's financial position or performance. The Company does not expect the net benefit expense to change significantly as a result of applying the rate used to discount the benefit obligation as the rate used for calculating the Company's expected return on plan assets. Any adjustment required to reflect the actual return on plan assets as compared to the expected return on assets will be recorded in OCI. The amended standard requires retrospective application;

•
IAS 27 Separate Financial Statements – establishes the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27 Consolidated and Separate Financial Statements as the consolidation guidance is included in IFRS 10 Consolidated Financial Statements. This standard is not expected to have an impact on Talisman's Consolidated Financial Statements; and

•
IAS 28 Investments in Associates and Joint Ventures – establishes the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures. This standard is not expected to have an impact on Talisman's Consolidated Financial Statements.

Effective Subsequent to 2013

•
IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32, Financial Instruments Presentation. The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 are effective for annual

18       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

  periods beginning on or after January 1, 2014 and require retrospective application. The Company is currently evaluating the impact of adopting this amended standard;

•
IFRS 9 Financial Instruments – as issued, reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but an amendment issued in December 2011 moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of this standard may have an effect on the classification and measurement of the Company's financial assets, but will not have an impact on classification and measurement of financial liabilities. The Company is currently evaluating the potential impacts and will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

4. Disposals

Sale of 49% Equity Interest of Talisman Energy (UK) Limited to China Petrochemical Corporation (Sinopec)

On December 17, 2012, Talisman completed the sale of 49% of its equity interest in Talisman Energy (UK) Limited (TEUK), now renamed TSEUK, which owns substantially all of Talisman's UK assets, to Addax Petroleum UK Limited (APUK), an indirect wholly-owned subsidiary of Sinopec, for cash consideration of $1.5 billion based on an effective date of January 1, 2012. The $1.5 billion cash consideration is comprised of $1,349 million in cash ($1,467 million in cash received net of $118 million cash disposed) and $33 million of working capital and other adjustments.

The transaction resulted in a non-taxable gain of $860 million, which is included in the 'Gain on disposals' on the Consolidated Statements of Income. Talisman will continue to hold 51% of the joint venture company, with APUK holding the remaining 49%. Since TSEUK is a jointly controlled entity, the Company is proportionately consolidating its interest within the North Sea segment for the period December 17, 2012 through December 31, 2012. As a result of the transaction, $23 million of exchange losses previously accumulated in other comprehensive income were included in the 'Gain on disposals' on the Consolidated Statements of Income.

North America Dispositions

In 2012, Talisman completed sales of oil and gas producing assets in western Canada for proceeds of $437 million, resulting in gains of $189 million, net of tax of $67 million.

In 2012, Talisman sold non-core coal assets in northeast British Columbia for cash consideration of $496 million after transaction costs. The carrying value of these assets was $nil and a gain of $372 million was recorded, net of tax of $124 million.

Asset Sales Completed in 2011

During 2011, Talisman completed a transaction creating a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Farrell Creek assets for approximately $1 billion, comprising $238 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $89 million, which is included in 'Gain on disposals' on the Consolidated Statements of Income.

Also in 2011, Talisman completed an additional transaction with Sasol to develop the Cypress A assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Cypress A assets for approximately $1.1 billion, comprising $257 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $113 million, which is included in 'Gain on disposals' on the Consolidated Statements of Income.

Asset Sales Completed in 2010

During the year ended December 31, 2010, Talisman completed the sale of oil and gas producing properties in North America with a carrying value of approximately $2 billion for aggregate proceeds of approximately $2.2 billion. The net investment in the Company's Canadian operations was reduced as a result of the transactions occurring in 2010 and, accordingly, $367 million of exchange gains previously accumulated in other comprehensive income were included in the gains of $520 million, which are included in 'Gain on disposals' on the Consolidated Statements of Income. Tax of $38 million was recorded in respect of these transactions.

During 2010, Talisman completed the sale of oil and gas producing assets in Tunisia (included in the Other segment) for proceeds of $23 million, resulting in a loss of $5 million, net of tax of $nil. The operating results related to these assets held for sale were included in net income for the year ended December 31, 2010 and the loss was included in 'Gain on disposals' on the Consolidated Statements of Income.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       19

5. Property Acquisitions

During the year ended December 31, 2012, Talisman completed an agreement with the Kurdistan Regional Government for a further investment of $50 million in the Kurdamir Block arising from the Company's decision to enter the next exploration sub-period of the licence.

During the year ended December 31, 2011, the Company acquired additional undeveloped land in the Eagle Ford shale play for approximately $145 million and undeveloped land in the Alberta Duvernay shale play for approximately $510 million.

During the year ended December 31, 2010, the Company acquired undeveloped land in the Eagle Ford shale play for approximately $910 million and a 35% working interest in the PL378 Grosbeak discovery and a 20% interest in the PL375 Beta discovery in Norway for $192 million.

6. Business Combinations

Kinabalu PSC

The Company entered into a new PSC with PETRONAS, the national oil company of Malaysia, acquiring ownership of a 60% working interest in the Kinabalu PSC, as well as assuming operatorship on December 26, 2012. As consideration for receipt of the PSC interest, the Company paid to PETRONAS a financial commitment in the amount of $50 million in January 2013.

This acquisition, which builds on the Company's acreage position in Malaysia and is being reported in the Southeast Asia segment, was accounted for using the acquisition method. The fair values of the identifiable assets acquired and liabilities assumed by Talisman, after working capital and other adjustments, were preliminarily allocated as follows:

Fair value of share of net assets acquired

Property, plant and equipment	61

Exploration and evaluation assets	39

Decommissioning liability	(53)

Deferred tax liability	(19)

Total identifiable net assets at fair value	28

Goodwill arising on acquisition (note 8)	22

Total cost of acquisition	50

Satisfied by:

Cash paid in 2013	50

The goodwill arising on this acquisition is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not expected to be deductible for income tax purposes.

Revenue and net income from Kinabalu PSC did not have a material impact on the Company during 2012, since the effective date of transaction was December 26, 2012. It is impractical to disclose information of revenue or net income had the transaction closed on January 1, 2012, as reliable information is not readily available. The Company did not incur any transaction costs as part of the acquisition.

No contingent consideration or contingent liabilities arose from this transaction.

Equión

On January 24, 2011, Talisman, together with Ecopetrol, completed the acquisition of BP Exploration Company (Colombia) Limited, renamed Equión. Talisman acquired a 49% interest in Equión for cash consideration of $785 million. Since Equión is a jointly controlled entity, the Company is proportionately consolidating its interest, which is reported in the Other segment.

The recognition of assets acquired and liabilities assumed has been updated as a result of the completion of the Company's process to evaluate the acquired reserves, and reflects additional market-based information for certain acquired assets.

The assets acquired through this transaction include interests in producing properties and investments in companies having interests in oil and gas pipelines in Colombia.

20       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

This acquisition, which builds on the Company's acreage position in Colombia, was accounted for using the acquisition method. The fair values of the identifiable assets acquired and liabilities assumed by Talisman, after working capital and other adjustments, were as follows:

Fair value of share of net assets acquired

Property, plant and equipment	559

Cash	16

Accounts receivable	81

Inventories	16

Investments	350

Indemnification asset	52

Accounts payable	(113)

Other current liabilities	(52)

Decommissioning liability	(25)

Provisions	(52)

Deferred tax liability	(209)

Total identifiable net assets at fair value	623

Goodwill arising on acquisition (note 8)	162

Total cost of acquisition	785

Satisfied by:

Cash deposit paid in 2010	613

Cash paid in 2011	172

Total cash paid	785

The fair value of the acquired accounts receivable approximates the carrying value due to their short-term nature. None of the accounts receivable were impaired and the full contractual amount was collected.

The goodwill arising on acquisition is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not expected to be deductible for income tax purposes.

From the date of acquisition, Equión contributed revenue of $287 million and net income of $110 million to the Company's Consolidated Statements of Income during the year ended December 31, 2011. Had the transaction closed on January 1, 2011, the incremental revenue and net income reported by Talisman would have been immaterial.

Transaction costs of $11 million were expensed in 2010 and included in other expenses on the Consolidated Statements of Income and shown as a component of cash provided by operating activities in the Consolidated Statements of Cash Flows.

As part of the purchase transaction, Talisman assumed provisions of $52 million for which the vendor has indemnified the Company. Accordingly, a non-current asset was recorded in the same amount.

No contingent consideration arose from this transaction.

Jambi Merang

On January 13, 2010, Talisman acquired 100% of the share capital of Hess (Indonesia-Jambi Merang) Limited, a company which owns a 25% interest in the Jambi Merang PSC, for cash consideration of $183 million.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       21

This acquisition, which facilitates Talisman's strategy to increase its presence in Indonesia and is being reported in the Southeast Asia segment, was accounted for using the acquisition method. The fair values of the identifiable assets acquired and liabilities assumed by Talisman were as follows:

Fair value of net assets acquired

Property, plant and equipment	181

Accounts receivable	26

Other assets	13

Accounts payable	(20)

Other current liabilities	(17)

Deferred tax liability	(43)

Total identifiable net assets at fair value	140

Goodwill arising on acquisition (note 8)	43

Total cost of acquisition	183

Satisfied by:

Cash paid	183

The fair value of the acquired accounts receivable approximates the carrying value due to their short-term nature. None of the accounts receivable acquired were impaired and the full contractual amount was collected.

The goodwill recognized above is attributable to the difference between the accounting fair value and the tax basis of the net assets acquired, and is not expected to be deductible for income tax purposes.

Revenue and net income from Jambi Merang did not have a material impact on the Company during 2010, since first production was achieved in April 2011.

Transaction costs of $1 million were expensed in 2010 and included in other expenses in the Consolidated Statements of Income and shown as a component of cash provided by operating activities in the Consolidated Statements of Cash Flows.

No contingent consideration or contingent liabilities arose from this transaction.

7. Jointly Controlled Entities

Talisman accounts for jointly controlled entities using proportionate consolidation. Summarized financial information for the Company's share in jointly controlled entities, comprising Equión (49%), Talisman Sasol Montney Partnership (50%) and TSEUK (51%), is as follows:

	Equión(2)		Talisman Sasol Montney Partnership(2)		TSEUK(2)		Total
December 31	2012	2011	2012	2011	2012	2011(1)	2012	2011

Current assets	272	237	75	130	259	–	606	367

Non-current assets	794	1,182	530	558	1,799	–	3,123	1,740

Total assets	1,066	1,419	605	688	2,058	–	3,729	2,107

Current liabilities	253	274	15	13	306	–	574	287

Non-current liabilities	372	253	4	7	1,952	–	2,328	260

Total liabilities	625	527	19	20	2,258	–	2,902	547

Years ended December 31	2012	2011	2012	2011	2012	2011	2012	2011

Total revenue and other income	403	287	58	34	58	–	519	321

Total expenses (including income taxes)	407	177	109	31	104	–	620	208

Net income (loss)	(4)	110	(51)	3	(46)	–	(101)	113

1)
No comparative information as TSEUK was only formed on December 17, 2012.

2)
Revenue and expense totals represent Talisman's interest in the activities incurred from the date Talisman became a party to the joint ventures.

As at and for the year ended December 31, 2012, the Company proportionately consolidated TSEUK and Equión. Upon adoption of IFRS 11 Joint Arrangements on January 1, 2013, the Company will be required to use the equity method of accounting for its investments in TSEUK and Equión. Talisman's interest in the Talisman Sasol Montney Partnership will be accounted for as a joint

22       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

operation and continue to be proportionately consolidated as Talisman shares its interests in the partnership assets based on the Company's 50% ownership interest and is jointly and severally liable for the obligations of the partnership.

8. Goodwill

Changes in the carrying amount of the Company's goodwill are as follows:

Continuity of goodwill	2012	2011

Balance, beginning of year	1,317	1,164

Acquisitions	22	162

Disposals	(325)	(9)

Foreign currency translation	–	–

Balance, end of year	1,014	1,317

Goodwill has no tax basis.

9. Accounts Receivable

December 31	2012		2011

Trade receivables	1,243		1,617

Allowance for doubtful accounts	(33	)(1)	(67)

	1,210		1,550

1)
Allowance included 51% of allowance taken for UK doubtful accounts.

The fair value of accounts receivable approximates the carrying amount due to their short term to maturity. Trade receivables are non-interest bearing and are generally on 30-90 day terms.

At December 31, the analysis of trade receivables that were due or past due, but not impaired, was as follows:

			Past due but not impaired

	Total	Less than 90 days	91-120 days	> 120 days

2012	1,210	1,106	47	57

2011	1,550	1,483	12	55

10. Inventories

December 31	2012	2011

Materials and supplies	57	56

Product	93	108

	150	164

11. Other Assets

December 31	2012	2011

Accrued pension asset (note 30)	3	1

Decommissioning sinking fund (note 15)	50	38

Indemnification asset (note 6)	52	52

Other	10	10

Total	115	101

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       23

12. Investments

December 31	2012	2011

Investment in Oleoducto Central S.A (Ocensa)	662	325

Other investments acquired pursuant to the Equión business combination	18	25

Investment in Transasia Pipeline Company Pvt. Ltd.	34	34

Other	33	11

	747	395

Investments comprise Talisman's interests accounted for using the equity method and as available-for-sale financial assets. The available-for-sale assets are recorded at the estimated fair values and are categorized as level 3 of the fair value hierarchy referred to in note 22.

The investment in Ocensa was acquired as part of the Equión business combination described in note 6. Ocensa has an interest in a pipeline in Colombia. From the date of acquisition until November 2012, the investment in Ocensa was held by Equión and was accounted for using the equity method. In November 2012, Talisman, together with Ecopetrol SA, completed a restructuring of Equión whereby the investment in Ocensa was distributed to the shareholders as a non-cash dividend. This distribution has been recorded at fair value and the difference between the fair value of the investment in Ocensa and the previous carrying amount has resulted in a pre-tax gain of $365 million ($245 million post-tax), which is included in 'Gain on revaluation of investment' on the Consolidated Statements of Income. In determining the value to be placed on Ocensa, Talisman considered recent market transactions and the value of the transportation cost savings as well as the value of excess transportation capacity in the Colombian markets.

At December 31, 2012, Ocensa is accounted for as an available-for-sale financial asset.

Three other investments were acquired pursuant to the Equión business combination, one of which is accounted for using the equity method and two using the cost method.

The investment in Transasia Pipeline Company Pvt. Ltd. is accounted for as an available-for-sale financial asset.

24       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

13. Oil and Gas Assets

The cost and accumulated DD&A of the Company's PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

COST

At December 31, 2010	25,217	3,758	28,975

Acquisitions through business combinations (note 6)	559	–	559

Additions	3,491	1,527	5,018

Disposals and derecognition	(384)	(192)	(576)

Transfers from E&E assets to PP&E	654	(654)	–

Change in decommissioning liabilities	363	–	363

Expensed to dry hole	–	(241)	(241)

At December 31, 2011	29,900	4,198	34,098

Acquisitions through business combinations (note 6)	61	39	100

Additions	3,115	621	3,736

Disposals and derecognition	(759)	(43)	(802)

Transfers from E&E assets to PP&E	549	(549)	–

Transfers from PP&E to E&E assets	(1,751)	1,751	–

Change in decommissioning liabilities	648	45	693

Expensed to dry hole	–	(269)	(269)

Disposals – TEUK	(4,701)	(19)	(4,720)

At December 31, 2012	27,062	5,774	32,836

ACCUMULATED DD&A

At December 31, 2010	11,951	316	12,267

Charge for the year	1,949	–	1,949

Disposals and derecognition	(88)	(119)	(207)

Impairment losses	313	47	360

Impairment reversal	(134)	–	(134)

At December 31, 2011	13,991	244	14,235

Charge for the year	2,508	–	2,508

Disposals and derecognition	(551)	(24)	(575)

Impairment losses	2,280	464	2,744

Transfers from PP&E to E&E assets	(1,574)	1,574	–

Disposals – TEUK	(2,597)	–	(2,597)

At December 31, 2012	14,057	2,258	16,315

NET BOOK VALUE

At December 31, 2012	13,005	3,516	16,521

At December 31, 2011	15,909	3,954	19,863

At January 1, 2010	13,266	3,442	16,708

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       25

The Company reclassified the cost of certain properties in the North Sea segment, net of impairment charges from the PP&E category to the E&E category as a result of previously sanctioned development plans being re-evaluated and the associated proved reserves being reclassified to probable and contingent resources.

Included in PP&E are capitalized interest costs of $233 million (2011 – $161 million) relating to projects under construction and development. During the year ended December 31, 2012, interest costs of $110 million (2011 – $85 million; 2010 – $81 million) were capitalized.

An incremental DD&A expense of $224 million was booked in the fourth quarter of 2012 to reflect reserves revisions, of which $187 million related to the elimination of proved reserves and full write-off of the book values of the associated fields. For 2011, the impact of adjusting the DD&A expense in the fourth quarter for reserves revisions was an incremental $24 million.

Non-Depleted Capital

PP&E and E&E assets include the following costs that were not subject to DD&A:

December 31	2012	2011

Undeveloped land

North America	2,060	2,240

Southeast Asia	304	304

Other	207	219

Acquired unproved reserve costs not associated with producing fields(1)

Southeast Asia	46	–

North Sea	204	224

Other	–	9

Exploration costs(2)

North America	19	130

Southeast Asia	176	194

North Sea	247	314

Other	253	320

E&E assets	3,516	3,954

Development projects(3)

North America	552	–

Southeast Asia	753	486

North Sea	240	1,714

Other	376	362

	5,437	6,516

1)
Acquisition costs of unproved reserves are not depleted while under active evaluation for commercial reserves.

2)
Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves and are not depleted pending approval of development plans.

3)
Development projects are not depleted until the asset is substantially complete and ready for its intended use.

Costs relating to wells drilled prior to 2012 continue to be capitalized, since management's ongoing assessment includes further planned activity. The number of wells drilled prior to 2012 and related costs are as follows:

	Years	Number of wells(1)	Cost

Southeast Asia	2007 – 2011	24	141

North Sea	2007 – 2011	11	435

Other	2009 – 2011	31	243

		66	819

1)
No costs associated with North American wells drilled prior to 2012 continue to be capitalized as at December 31, 2012.

North Sea and other international wells relate to projects that are in the process of being evaluated, including the drilling of additional appraisal wells and the completion of additional seismic analysis. Some of these projects are in the final stages of project sanction.

26       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

14. Impairment

Impairment of Assets

Years ended December 31	2012	2011	2010

Impairment losses

E&E assets	464	47	112

PP&E	2,280	313	189

	2,744	360	301

Impairment reversals

E&E assets	–	–	–

PP&E	–	134	–

	–	134	–

Net impairment	2,744	226	301

At December 31, 2012, the Company assessed the carrying amount of its oil and gas assets for indicators of impairment such as changes in future prices, future costs and reserves. The Company generally calculates the recoverable amount as the fair value less costs to sell using a discounted cash flow model. The discount rate is derived from the Company's post-tax weighted average cost of capital. Any country-specific risks are adjusted for within the cash flows. The rate to be applied is reassessed each year. The calculation is sensitive to the following assumptions which have been based on a long-term view of global oil and gas supply and demand as well as extensive industry experience:

•
Production volumes;

•
Discount rates;

•
Commodity prices;

•
Reserve and resource quantities;

•
Operating costs;

•
Royalty rates;

•
Future capital cost estimates;

•
Foreign exchange rates; and

•
Income taxes.

The following assumptions were used in developing the cash flow model and applied over the expected life of the respective fields within each cash-generating unit:

	2013	2014 and beyond

WTI ($/bbl)	90.00	88.63

Dated Brent ($/bbl)	100.00	95.36

Henry Hub natural gas ($/mmbtu)	3.60	4.88

AECO (C$/gj)	2.82	4.00

US$/C$	1.00	1.00

US$/UK£	1.60	1.60

Post-tax discount rate	10%	10%

In addition to discounted cash flows, the Company also considered a variety of market metrics in assessing fair value less cost to sell in certain areas. Market metric information was obtained from recent transactions involving similar assets. In determining the fair value of the Company's investment in shale properties, the Company considered the price per flowing barrel and the land values per undeveloped acre based on comparable transactions as well as contingent resource valuation from publicly available information.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       27

During 2012, the Company recorded impairment expense of $363 million in North America of which $194 million pre-tax ($138 million after-tax) relates to lower long-term gas price assumptions and reserves reduction in conventional areas, and impairment expense of $60 million pre-tax ($45 million after-tax) was recorded in respect of conventional assets disposed of in the third quarter. In addition, the Company concluded during the third quarter that it would not commit capital in the foreseeable future to exploration and evaluation activities in Quebec, where the prohibition regarding hydraulic fracturing for shale gas developments has been reaffirmed. Accordingly, the Company fully impaired its Quebec exploration and evaluation assets and recorded an impairment expense of $109 million pre-tax ($82 million after-tax).

Impairments of $2.1 billion were recorded for the North Sea, primarily related to the Yme project in Norway. In 2012, the Yme project experienced significant delays, quality issues and cost overruns and is subject to arbitration with the platform contractor. In the third quarter, Talisman made a decision to de-man the platform for safety related reasons and it has not been re-manned since. Given the uncertainty of the timing for first oil, Talisman removed Yme from its forward projections and recorded impairment losses of $1,475 million pre-tax ($373 million after-tax). At the end of the third quarter, this represented an impairment of the remaining book value of the property, plant and equipment of Yme, leaving a deferred tax asset of $521 million relating to the investment in the project. Capital expenditures incurred during the fourth quarter, capitalized interest and revised decommissioning liabilities totaling $99 million pre-tax ($28 million after-tax) were also impaired in full. Management continues to work with all stakeholders to evaluate project options.

During the year, the Rev field in Norway experienced a significant drop in reservoir pressure, resulting in a decline in production. As a result, the Company made a downward revision of its estimates of recoverable reserves and recorded an impairment expense of $250 million pre-tax ($55 million after-tax). During 2012, the Company also recorded an impairment expense of $74 million pre-tax ($17 million after-tax) in respect of other Norwegian exploration assets upon completion of the commercial feasibility studies of these assets. In addition, a revision to decommissioning cost estimates in Gyda resulted in the Company recording an impairment expense of $41 million pre-tax ($9 million after-tax).

In the UK, impairment expense of $158 million pre-tax ($66 million after-tax) was recorded in respect of certain development areas largely due to fourth quarter reserves revisions and increased future cost estimates.

In 2012, the Company decided to cease exploration activities in the Marañon Basin in northern Peru and exit the country. As a result, $171 million of impairment expense was recorded. The Company will fulfil its outstanding legal obligations as it exits Peru. In addition, impairment expense of $41 million was recorded during the year ended December 31, 2012, in respect of exploration and evaluation assets in Poland.

During the year ended December 31, 2012, the Company recorded $72 million of impairment related to exploration acreage being relinquished in the Kurdistan Region of Iraq.

During the year ended December 31, 2011, the Company recorded impairment of $129 million in North America due principally to reduced third party tariffs in the Company's midstream operations and lower conventional natural gas reserves. Impairments of $231 million in the North Sea were recorded in respect of oil and gas PP&E ($184 million) and E&E assets ($47 million). Of the $231 million, $102 million was as a result of a change in legislation announced by the UK government in March 2011 that raises the combined corporation tax and supplementary charge rate from 50% to 62% for oil and gas companies with fields not subject to PRT, and 75% to 81% with fields subject to PRT. See note 26 for further details. Additional impairment expense of $129 million in the North Sea arose due to a reduction in year-end reserves in a field in Norway.

Also during 2011, an impairment reversal of $134 million resulted from price increases and an increase in estimated reserves for oil and gas assets that were previously impaired in the North Sea and Southeast Asia.

During the year ended December 31, 2010, the Company recorded $301 million of impairments, of which $189 million related to PP&E and $112 million to E&E assets. In North America, natural gas assets of $92 million were written down due to the decline in natural gas price assumptions and $24 million of exploration acreage was relinquished. In the North Sea, oil and gas assets of $76 million and E&E assets of $23 million were written down due to a change in reserves estimates, a change in the estimated timing of cash flows and changes in investment decisions. In addition, $65 million of exploration acreage was relinquished. In Southeast Asia, $21 million was recorded relating to oil assets due to an increase in estimated future costs.

Impairment of Goodwill

As part of impairment testing, goodwill is allocated to the CGU or groups of CGU to which it relates. Goodwill was assessed for impairment as at December 31, 2012 using fair value less costs to sell. Fair value less costs to sell was estimated for each CGU, with allocated goodwill, based on the assumptions used in the asset impairment test.

No reasonably possible change in assumptions would cause goodwill to become impaired.

28       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

15. Decommissioning Liabilities

Continuity of decommissioning liabilities	2012	2011

Balance, beginning of year	3,035	2,610

Liabilities incurred during the year	190	115

Liabilities settled during the year	(53)	(44)

Accretion expense (note 16)	85	76

Revisions in estimated cash flows	251	204

Change in discount rate	307	74

Disposals	(1,023)	–

Balance, end of year	2,792	3,035

Expected to be settled within one year	49	53

Expected to be settled in more than one year	2,743	2,982

	2,792	3,035

Revisions in estimated cash flows occurring in 2012 related to cost increases in the North Sea as well as cost increases and a revision of the expected timing of settlement of liabilities in North America. The liabilities incurred during the year related principally to new wells and facilities in the North Sea and Southeast Asia, as well as the addition of the decommissioning liabilities at Kinabalu.

The Company provides for the future cost of decommissioning oil and natural gas properties and facilities on a discounted basis. At December 31, 2012, the estimated undiscounted decommissioning liabilities associated with oil and gas properties and facilities were $4.1 billion (2011 – $5.0 billion). The majority of the payments to settle this provision will occur over a period of 35 years and will be funded from the general resources of the Company as they arise. The provision for the costs of decommissioning production facilities and pipelines at the end of their economic lives has been estimated using existing technology, at current prices or long-term assumptions and based upon the expected timing of the activity. The provision has been discounted using a weighted average credit-adjusted risk free rate of 2.3% (2011 – 3.1%), which excludes the impact of inflation. Total accretion expense for the year ended December 31, 2012 of $85 million (2011 – $76 million) has been included in finance costs on the Consolidated Statements of Income.

While the provision is based on the best estimate of future costs and the economic lives of the facilities and pipelines, there is uncertainty regarding both the amount and timing of the costs to be incurred.

The Company provided letters of credit at January 1, 2013 in an amount of $1.6 billion as security for the costs of decommissioning obligations in the UK. Under the contractual arrangements pursuant to which APUK acquired 49% of the share capital of TEUK, APUK's parent company, Sinopec, has provided an unconditional and irrevocable guarantee for 49% of the UK decommissioning obligations.

The Company has established a decommissioning sinking fund of $50 million at December 31, 2012 (2011 – $38 million) that represents secured funding for its decommissioning obligations in Southeast Asia.

16. Finance Costs

Years ended December 31	2012	2011	2010

Interest on long-term debt	256	240	235

Miscellaneous interest expense and other fees	45	47	43

Accretion expense (note 15)	85	76	79

Less: interest capitalized	(110)	(85)	(81)

	276	278	276

The interest rate applied in determining the amount of interest capitalized in 2012 was approximately 6.1% (2011 – 6.1%; 2010 – 6.4%).

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       29

17. Long-Term Debt

December 31	2012	2011

Bank Credit Facilities	–	648

Commercial Paper	–	402

Tangguh Project Financing	89	97

Debentures and Notes (Unsecured)(1)

8.25% notes (US$50 million), due 2014	50	50

5.125% notes (US$375 million), due 2015(2)	374	374

8.50% notes (US$150 million), due 2016	150	150

6.625% notes (UK£250 million), due 2017	404	385

7.75% notes (US$700 million), due 2019	695	694

3.75% notes (US$600 million), due 2021	593	592

7.25% debentures (US$300 million), due 2027	300	300

5.75% notes (US$125 million), due 2035	123	123

5.85% notes (US$500 million), due 2037	494	493

6.25% notes (US$600 million), due 2038	587	587

5.50% notes (US$600 million), due 2042	583	–

Gross debt(3)	4,442	4,895

Less: current portion	(8)	(410)

Long-term debt	4,434	4,485

1)
Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes, which is payable annually, and interest on the 8.25% and 8.50% notes, which is payable quarterly.

2)
The interest rate on $300 million of these notes has been swapped to a floating rate obligation bearing interest at three-month LIBOR plus 0.43% (0.74% at December 31, 2011). See note 22 for details.

3)
Financing costs of $52 million and $41 million have been netted against the individual debt facilities as at December 31, 2012 and 2011, respectively.

Bank Credit Facilities and Commercial Paper

At December 31, 2012, Talisman had unsecured credit facilities totaling $4.1 billion, consisting of facilities of $3.9 billion (Facility No. 1) and $200 million (Facility No. 2). These facilities mature in November 2014, although the maturity date may be extended from time to time upon agreement between the Company and the respective lenders. Prior to the maturity date, the Company may borrow, repay and reborrow at its discretion. All facilities must be repaid on the maturity date.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans or LIBOR-based loans. In addition, drawings to a total of $1 billion are available in the form of letters of credit. Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ guaranteed notes, US$ base rate loans and LIBOR-based loans. During 2012, the Company repaid the outstanding bankers' acceptance program in full.

The Company established a US commercial paper program in November 2011. The authorized amount under this program is $1 billion. The amount available under the commercial paper program is limited to the availability of backup funds under the Company's bank credit facilities. During 2012, the Commercial Paper program was repaid in full.

At December 31, 2012, available borrowing capacity under the bank credit facilities was $4 billion.

Tangguh Project Financing

In connection with the acquisition of its interest in the Tangguh LNG Project, Talisman became a participant in a series of project financing facilities, the Company's share of which is up to $105 million. Approximately $89 million was outstanding under these facilities at December 31, 2012 (2011 – $97 million), of which $8 million is due for repayment in 2013. The amount outstanding is secured by Talisman's interest in the Tangguh LNG Project, having a net book value of $245 million. Draws under these facilities bear interest at LIBOR plus 0.19% through to LIBOR plus 0.33% per annum and will mature in 2021.

Debentures and Notes

On May 15, 2012, Talisman completed a $600 million offering of 5.5% notes due May 15, 2042. Proceeds, net of the discount and issuance costs were $583 million. Interest on the notes is payable semi-annually. The notes are redeemable at the option of the Company at a make-whole premium. The notes are unsecured and unsubordinated and rank equally with all of the Company's other unsecured and unsubordinated indebtedness.

30       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

Other

The Company has a financing structure whereby subsidiaries have $1.3 billion drawn on bank facilities that have been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement. The Company intends to offset these amounts at maturity.

Repayment Schedule

The Company's contractual minimum repayments of gross long-term debt are as follows:

Year

2013	8

2014	59

2015	384

2016	161

2017	415

Subsequent to 2017	3,415

Gross debt	4,442

18. Other Long-Term Obligations

December 31	2012	2011

Accrued pension and other post-employment benefits liability (note 30)	129	163

Deferred credits	21	25

Long-term portion of discounted obligations under finance leases	55	66

Long-term portion of share-based payments liability (note 20)	21	14

Acquired provisions (note 6)	52	52

Other	35	26

	313	346

The fair value of financial liabilities included above approximates the carrying amount.

Finance Leases

The Company has entered into two leasing arrangements for the modification, refitting and use of Floating Storage Offloading (FSO) vessels for use in its operations. Elements of the leasing arrangements have been defined by the Company as finance leases. The imputed rates of interest on these leases, which expire in 2016 and 2019, are 6% and 10%, respectively. Of the total discounted liability of $73 million (2011 – $84 million), $18 million (2011 – $18 million) is included in accounts payable and accrued liabilities.

The future minimum lease payments for finance leases and the present value of minimum finance lease payments by payment date are as follows:

	2012		2011

	Minimum payments	Present value of payments	Minimum payments	Present value of payments

Within one year	18	18	18	18

After one year but not more than five years	63	46	68	51

More than five years	15	9	28	15

Total minimum lease payments	96	73	114	84

Less amounts representing accretion	(23)	–	(30)	–

Present value of minimum lease payments	73	73	84	84

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       31

19. Capital Disclosures

Talisman's objective in managing capital is to retain access to capital markets, ensure its ability to meet all financial obligations and meet its operational and strategic objectives.

Talisman's capital structure consists of shareholders' equity and debt. The Company makes adjustments to its capital structure based on changes in economic conditions and its planned requirements. Talisman has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt, controlling the amount it returns to shareholders and making adjustments to its capital expenditure program.

Talisman monitors its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company's liquidity are cash flow (defined below), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio at December 31, 2012 and 2011 was as follows:

	2012	2011

Debt	4,446	4,967

Cash flow	3,149	3,572

Debt-to-cash flow	1.41:1	1.39:1

The calculation of debt is as follows:

	2012	2011

Gross debt and bank indebtedness	4,442	4,955

Add: Production payments and finance leases	93	109

Less: Non-recourse debt	(89)	(97)

Debt	4,446	4,967

The calculation of cash flow is as follows:

	2012	2011

Cash provided by operating activities	2,716	2,812

Changes in non-cash operating working capital	125	375

Add: Exploration expenditure	346	427

Less: Amounts attributable to assets subject to non-recourse debt	(38)	(42)

Cash flow	3,149	3,572

Talisman is in compliance with all of its debt covenants. The Company's principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter.

20. Share Capital and Share-Based Payments(1)

Authorized

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

1)
Dollar amounts in share-based payments tables are provided in C$.

32       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

Common Shares Issued

Continuity of common shares	2012		2011		2010

	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	1,021,422,470	1,561	1,019,290,939	1,480	1,014,876,564	1,401

Issued on exercise of stock options	1,190,223	15	7,500,131	175	4,835,056	95

Shares purchased and held in trust for long-term PSU plan (see below)	(2,022,000)	(25)	(5,368,600)	(94)	(4,482,681)	(81)

Shares released from trust for 2008 PSU plan	–	–	–	–	4,062,000	65

Shares released from trust for long-term PSU plan	4,859,037	88	–	–	–	–

Balance, end of year	1,025,449,730	1,639	1,021,422,470	1,561	1,019,290,939	1,480

During 2012, Talisman declared common share dividends of $0.27 per share (2011 – $0.27 per share; 2010 – C$0.25 per share) for an aggregate dividend of $277 million (2011 – $277 million; 2010 – $249 million). Subsequent to December 31, 2012, 1,313,810 stock options were exercised for shares and no further common shares were purchased and held in trust for the long-term PSU plan. There were 1,026,763,540 common shares outstanding at February 28, 2013.

Holders of common shares are entitled to receive notice of and to attend all meetings of shareholders. Each common share carries with it the right to one vote. Subject to the rights of holders of other classes of shares who are entitled to receive dividends in priority to or rateably with the common shares, the Board of Directors may declare dividends on the common shares to the exclusion of any other class of shares of the Company. In the event of liquidation, dissolution or winding up of the Company or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, and subject to the rights of other classes of shares on a priority basis, the holders of common shares are entitled to participate rateably in any distribution of any assets of the Company.

Preferred Shares Issued

Continuity of preferred shares	2012		2011		2010

	Shares	Amount	Shares	Amount	Shares	Amount

Cumulative Redeemable Rate Reset First Preferred Shares, 4.2% Series 1:

Balance, beginning of year	8,000,000	191	–	–	–	–

Issued	–	–	8,000,000	191	–	–

Balance, end of year	8,000,000	191	8,000,000	191	–	–

On December 13, 2011, Talisman issued 8,000,000 Cumulative Redeemable Rate Reset First Preferred Shares, Series 1 at a price of C$25 per share for aggregate gross proceeds of C$200 million. Net proceeds, after deducting underwriting fees, were C$194 million ($191 million).

Holders of Series 1 preferred shares are entitled to receive a cumulative quarterly fixed dividend of 4.2% annually for the initial period ending December 31, 2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%.

The Company may redeem all or a portion of the outstanding Series 1 preferred shares for C$25 per share plus accrued and unpaid dividends, on December 31, 2016 and on December 31 every five years thereafter. Holders of Series 1 preferred shares will have the right to convert their shares into Cumulative Rate Reset First Preferred Shares, Series 2 (Series 2 preferred shares), subject to certain conditions, on December 31, 2016 and on December 31 every five years thereafter. Holders of Series 2 preferred shares will be entitled to receive cumulative quarterly floating rate dividends at a rate equal to the three-month Government of Canada Treasury Bill yield plus 2.77%.

In the event of the liquidation, dissolution or winding up of the Company, the holders of Series 1 preferred shares will be entitled to receive C$25 per share together with all dividends accrued and unpaid to the date of payment before any amount will be paid or any assets of the Company distributed to the holders of any shares ranking junior to the Series 1 preferred shares. The holders of Series 1 preferred shares will not be entitled to share in any further distribution of the assets of the Company.

Holders of Series 1 preferred shares are not entitled to voting rights or to receive notice of or to attend shareholders' meetings unless dividends on the Series 1 preferred shares are in arrears to the extent of eight quarterly dividends, whether or not consecutive.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       33

During the year ended December 31, 2012, Talisman declared preferred share dividends of C$1.10 per share (2011 – C$nil; 2010 – C$nil), including dividends for the full year of 2012 and a pro-rata amount from the date of issuance of the Series 1 preferred shares on December 13, 2011 until December 31, 2011, for an aggregate dividend of $9 million (2011 – $nil; 2010 – $nil).

Stock Option Plans

Talisman has stock option plans that govern the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price per share or to receive a cash payment equal to the appreciated value of the shares underlying the stock option. Options granted under the plans are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2006, options granted to new employees vest evenly on an annual basis over a three-year period. Option exercise prices approximate the market price for the common shares on the date the options are granted.

Continuity of stock options	2012		2011		2010

	Number of shares underlying options	Weighted average exercise price (C$)	Number of shares underlying options	Weighted average exercise price (C$)	Number of shares underlying options	Weighted average exercise price (C$)

Outstanding, beginning of year	59,092,044	16.82	62,959,223	15.89	69,489,526	15.22

Granted	8,985,070	12.53	6,686,170	23.29	7,743,117	17.42

Exercised for common shares	(1,190,223)	9.03	(7,500,131)	14.54	(4,835,056)	11.75

Surrendered for cash	(192,712)	10.24	(642,889)	15.62	(6,254,804)	12.59

Expired or forfeited	(6,858,082)	17.22	(2,410,329)	17.40	(3,183,560)	17.81

Outstanding, end of year	59,836,097	16.28	59,092,044	16.82	62,959,223	15.89

Exercisable, end of year	41,565,657	16.00	39,242,566	16.33	35,790,358	15.59

Options available for future grants pursuant to Stock Option Plans	37,388,284		39,523,835		42,653,842

The range of exercise prices of the Company's outstanding stock options is as follows:

December 31, 2012		Outstanding options		Exercisable options

Range of exercise prices (C$)	Number of shares underlying options	Weighted average exercise price (C$)	Weighted average years to expiry	Number of shares underlying options	Weighted average exercise price (C$)

6.60 – 9.99	3,853,924	7.43	1	3,853,924	7.43

10.00 – 12.99	9,085,530	12.32	8	1,800,140	11.76

13.00 – 15.99	13,874,788	13.62	5	12,889,247	13.61

16.00 – 18.99	16,767,521	17.75	6	11,691,071	17.94

19.00 – 21.99	10,667,134	20.04	4	10,540,154	20.05

22.00 – 23.92	5,587,200	23.84	8	791,121	23.44

6.60 – 23.92	59,836,097	16.28	5	41,565,657	16.00

The fair value of the liability for the stock option plans at December 31, 2012 was $140 million (2011 – $209 million), of which $121 million (2011 – $196 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2012, 259,500 stock options were surrendered for cash, 1,313,810 were exercised for shares, 117,270 were granted and 1,922,532 were forfeited or expired, with 56,457,525 stock options outstanding at February 28, 2013.

34       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

Cash Unit Plan

In addition to the Company's stock option plans, Talisman's subsidiaries issue stock appreciation rights under cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying shares of the Company. Units granted under the cash unit plans are generally exercisable after three years and expire 10 years after the grant date. Commencing in 2007, cash units granted to new employees vest evenly on an annual basis over a three-year period. Cash unit exercise prices approximate the market price for the common shares on the date the options are granted.

Continuity of cash units	2012		2011		2010

	Number of units	Weighted average exercise price (C$)	Number of units	Weighted average exercise price (C$)	Number of units	Weighted average exercise price (C$)

Outstanding, beginning of year	9,461,164	17.35	10,112,792	16.64	10,078,102	16.42

Granted	2,703,360	12.38	1,547,670	22.34	1,170,920	17.38

Exercised	(100,576)	9.19	(1,636,458)	17.42	(826,175)	14.39

Expired or forfeited	(1,136,965)	16.62	(562,840)	18.33	(310,055)	17.49

Divested	(4,131,877)	16.54	–	–	–	–

Outstanding, end of year	6,795,106	16.06	9,461,164	17.35	10,112,792	16.64

Exercisable, end of year	3,974,245	16.40	6,234,650	16.90	6,180,730	16.83

The range of exercise prices of the Company's cash units is as follows:

December 31, 2012			Outstanding units	Exercisable units

Range of exercise prices (C$)	Number of units	Weighted average exercise price (C$)	Weighted average years to expiry	Number of units	Weighted average exercise price (C$)

6.60 – 9.99	407,507	7.71	1	407,507	7.71

10.00 – 12.99	1,634,270	12.27	9	57,675	10.78

13.00 – 15.99	1,434,922	13.80	5	1,142,762	13.71

16.00 – 18.99	1,209,480	17.66	6	849,083	17.84

19.00 – 21.99	1,470,527	20.00	4	1,455,232	20.00

22.00 – 24.47	638,400	24.09	8	61,986	23.78

6.60 – 24.47	6,795,106	16.06	6	3,974,245	16.40

The fair value of the liability for the cash unit plan at December 31, 2012 was $14 million (2011 – $28 million), of which $12 million (2011 – $27 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2012, 143,306 cash units were exercised, 57,007 were granted and 191,104 were forfeited or expired, with 6,517,703 cash units outstanding at February 28, 2013.

Long-Term Performance Share Unit (PSU) Plan

In 2009, the Company implemented a long-term PSU plan that allows for the granting of PSUs to employees, vesting after three years to varying degrees (0% – 150%) subject to predetermined performance measures being achieved. Each PSU represents the right, subject to performance, to receive one common share of the Company. Participants in the PSU plan are credited with additional PSUs corresponding to any associated dividend payments (referred to as 'dividend equivalent PSUs').

Continuity of long-term PSU plan	2012	2011	2010

	Number of units	Number of units	Number of units

Outstanding, beginning of year	11,219,027	8,173,762	5,520,158

Granted	11,652,041	3,450,930	3,768,840

Expired or forfeited	(2,056,761)	(605,949)	(1,221,258)

Released	(4,672,151)	–	–

Dividend equivalent PSUs	394,544	200,284	106,022

Outstanding, end of year	16,536,700	11,219,027	8,173,762

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       35

To satisfy the Company's obligations to deliver common shares to settle the PSUs, Talisman has arranged for a third party trustee to hold common shares which were purchased on the open market. During 2012, the Company purchased 2,022,000 common shares on the open market for $25 million. For accounting purposes, the cost of the purchase of the common shares held in trust has been accounted for as a reduction in outstanding common shares and the trust has been consolidated since it is a special purpose entity controlled by the Company. The Company is not exposed to fluctuations in the stock price in respect of the shares held in trust. Additional purchases of common shares to satisfy the Company's obligations are contemplated.

The 2010 long-term PSU grant vested on December 31, 2012 and settlement is expected to occur during the first quarter of 2013. Based on the Company's performance relative to the predetermined performance measures, the Board of Directors approved the vesting of 90% of the PSUs granted.

Subsequent to December 31, 2012, 622,578 PSUs were granted and 1,186,873 were forfeited or expired with 15,972,405 outstanding at February 28, 2013. Between January 1 and February 28, 2013, no further common shares were purchased on the open market.

Deferred Share Unit (DSU) Plan

Talisman issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company's shares at the time of surrender. Dividends are credited as additional DSUs when paid. At December 31, 2012, there were 565,751 (2011 – 394,655) units outstanding and the fair value of the liability was $6 million (2011 – $5 million), which is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Recovery of $1 million (2011 – $1 million recovery; 2010 – $3 million expense) related to the DSUs is recognized in general and administrative expenses on the Consolidated Statements of Income.

Restricted Share Unit (RSU) Plans

Talisman has RSU plans that grant RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Participants are also credited with additional RSUs corresponding to any associated notional dividend payments (referred to as 'dividend equivalent RSUs'). Typically, RSUs granted under the plans are paid three years after the grant date. At December 31, 2012, there were 529,367 (2011 – 404,863) units outstanding (including dividend equivalent RSUs) and the fair value of the liability was $3 million (2011 – $2 million), which is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Share-Based Payments Expense

The Company uses the Black-Scholes option pricing model to estimate the fair value of equity-settled share-based payment plans, with the following assumptions:

	2012	2011	2010

Expected volatility	42%	45%	42%

Risk free interest rate	1.4%	1.3%	2.6%

Expected term (years)	5	5	5

Expected forfeiture rate	4.2%	3.5%	3.4%

Expected annual dividend yield	1.6%	1.2%	1.1%

The expected volatility is based on the historical volatility of the Company's common shares over a historical period that matches the expected term of the share-based payment plans. The risk free rate is based on Government of Canada bond yields for terms that match the expected term of the share-based payment plans. The expected term for each option tranche is estimated at the end of each reporting period. The expected dividend rate takes into account historical dividend payments and the Company's expectation for future payments.

During the year ended December 31, 2012, the Company recorded share-based payments recovery of $62 million (2011 – $310 million recovery; 2010 – $212 million expense) in respect of the plans described above as follows: stock options – $82 million recovery (2011 – $332 million recovery; 2010 – $146 million expense), cash units – $4 million recovery (2011 – $56 million recovery; 2010 – $18 million expense), 2008 PSU plan – $nil (2011 – $nil; 2010 – $3 million recovery), long-term PSU plan – $23 million expense (2011 – $78 million expense; 2010 – $51 million expense) and RSUs – $1 million expense (2011 – $nil; 2010 – $nil).

During the year ended December 31, 2012, the Company recorded a net decrease in contributed surplus of $65 million relating to its long-term PSU plan ($88 million related to settlement offset by expenses of $23 million), compared to a net increase of $78 million for the year ended December 31, 2011 which related to share-based payment expenses of the long-term PSU plan and a net decrease of $9 million for the year ended December 31, 2010 which related to the settlement of the 2008 PSU plan.

36       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

During the year ended December 31, 2012, the Company paid cash of $2 million (2011 – $14 million; 2010 – $54 million) to employees in settlement of fully accrued option liabilities for options exercised. In addition, the Company capitalized share-based payments expense of $15 million (2011 – $9 million; 2010 – $3 million).

Of the combined liability for cash-settled stock option, cash unit, DSU and RSU plans of $163 million (2011 – $244 million), $142 million (2011 – $230 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets and $21 million (2011 – $14 million) is included in other long-term obligations.

The total number of options and cash units expected to vest as at December 31, 2012 was 67 million, with a weighted average remaining contractual life of six years, a weighted average exercise price of $16.28 and an aggregate intrinsic value of $16 million.

21. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

	2012	2011	2010

Balance, beginning of year

Derivative financial instruments designated as cash flow hedges	2	2	–

Foreign currency translation adjustments	786	786	1,194

	788	788	1,194

Other comprehensive income (loss) for the year

Derivative financial instruments designated as cash flow hedges

Gains arising during the year	–	–	13

Gains recognized in net income	–	–	(11)

Foreign currency translation adjustments	–	–	(408)

Transfer of accumulated foreign currency loss to net income (note 4)	23	–	–

Actuarial gains (losses) relating to pension and other post-employment benefits	10	(26)	(12)

	33	(26)	(418)

Actuarial (gains) losses transferred to retained earnings	(10)	26	12

Balance, end of year

Derivative financial instruments designated as cash flow hedges	2	2	2

Foreign currency translation adjustments	809	786	786

	811	788	788

22. Financial Instruments

Talisman's financial assets and liabilities at December 31, 2012 consisted of cash and cash equivalents, accounts receivable, non-equity accounted investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt (including the current portion) and risk management assets and liabilities arising from the use of derivative financial instruments.

The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk related to foreign exchange rates, interest rates and commodity prices, credit risk and liquidity risk.

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturity of those instruments.

Borrowings under bank credit facilities are short-term in nature and are market rate-based, thus, carrying value approximates fair value. The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair values of private notes are based on estimations provided by third parties. The fair value of Talisman's floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair value of Talisman's long-term debt at December 31, 2012 was $5.2 billion (2011 – $5.1 billion), while the carrying value was $4.4 billion (2011 – $4.9 billion).

The fair values of all other financial assets and liabilities approximate their carrying values.

Risk management assets and liabilities are recorded at their estimated fair values. To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data. In addition to market information, the Company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       37

non-performance risk. The Company's non-performance risk is determined based on third party quotes for the Company's debt instruments with maturity dates that are similar, or in close approximation, to the maturity dates of the corresponding financial instrument. The Company's risk management liabilities decreased by $2 million as a result of incorporating non-performance risk. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives). Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis;
•
Level 2 – inputs other than quoted prices included within level 1 that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates and volatility factors, which can be observed or corroborated in the marketplace. The Company obtains information from sources such as the New York Mercantile Exchange (NYMEX) and independent price publications; and
•
Level 3 – inputs that are less observable, unavailable or where the observable data does not support the majority of the instrument's fair value, such as the Company's internally developed assumptions about market participant assumptions used in pricing an asset or liability, for example, an estimate of future cash flows used in the Company's internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement. The valuation of over the counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that rely primarily on market observable inputs. Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as level 2.

Fair values for cross-currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

The following table presents the Company's risk management assets and liabilities measured at fair value for each hierarchy level at December 31, 2012:

	Fair value measurements using

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value

ASSETS

Interest rate swaps	–	32	–	32

LIABILITIES

Commodity contracts	–	40	–	40

The following table sets forth a reconciliation of changes in the fair value of the assets classified as level 3 in the fair value hierarchy during 2012:

	2012	2011

Balance, beginning of year	–	42

Realized and unrealized gains (losses)	–	(2)

Cash received	–	(40)

Balance, end of year	–	–

During the year ended December 31, 2011, a note receivable relating to a 2008 asset disposition and classified as level 3 in the fair value hierarchy was settled for $40 million and a deferred gain of $15 million was recognized, which is included in 'Gain on disposals' on the Consolidated Statements of Income. No other transfers in or out of level 3 occurred during 2012 or 2011.

Unobservable inputs utilized to determine the fair value of the note receivable included the weighted average cost of capital and volatility of the common shares of the counterparty.

38       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

Risk Management Assets, Liabilities, Gains and Losses

Derivative instrument	Balance sheet presentation	2012	2011

Interest rate swaps	Current assets	13	12

Interest rate swaps	Non-current assets	19	24

Cross-currency swaps	Current assets	–	–

Commodity contracts	Current assets	35	30

Commodity contracts	Non-current assets	7	–

Risk management assets		74	66

Commodity contracts	Current liabilities	81	–

Commodity contracts	Non-current liabilities	1	–

Risk management liabilities		82	–

During the year ended December 31, 2012, the Company recorded a loss on held-for-trading financial instruments of $93 million (2011 – $210 million loss; 2010 – $87 million gain).

Currency Risk

Talisman operates internationally and is therefore exposed to foreign exchange risk. Talisman's primary exposure is from fluctuations in the US$ relative to the C$, UK£, and NOK.

Talisman manages its foreign exchange exposure in a number of ways. By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations. Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries' functional currencies. The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

Prior to 2011, the Company designated loans denominated in UK£ as an effective net investment hedge of its UK operations. During the year ended December 31, 2010, losses of $14 million were included in other comprehensive loss. These losses are attributable to the translation of Talisman's UK£250 million denominated debt. Following a change in the functional currency of the UK operations on January 1, 2011, foreign exchange gains of $2 million were recorded as a reduction of other expenses during the year ended December 31, 2011. In 2012, as a result of the sale of 49% equity interest of TEUK to Sinopec, $23 million of exchange losses previously accumulated in other comprehensive income were included in the 'Gain on disposals' on the Consolidated Statements of Income (note 4).

In respect of financial instruments existing at December 31, 2012, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in an increase of $5 million in net income and a $nil impact on other comprehensive loss during the year ended December 31, 2012. A similar weakening of the US$ would have had the opposite impact.

In conjunction with the issuance of the C$350 million 4.44% medium term notes in January 2006, the Company entered into a cross-currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company was effectively paying interest semi-annually in US$ at a rate of 5.054% on a notional amount of $304 million. The cross-currency swap was designated as a cash flow hedge. The notes were repaid in January 2011 and the hedge was settled.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing at floating rates exposes Talisman to short-term movements in interest rates. Borrowing at fixed rates exposes Talisman to reset risk (i.e. at debt maturity). Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt. At December 31, 2012, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. During the year ended December 31, 2012, the fair value of the fixed-to-floating interest rate swaps decreased by $4 million.

In respect of financial instruments existing at December 31, 2012, a 1% increase in interest rates would have resulted in a $5 million decrease in net income and a $nil impact on other comprehensive income during the year ended December 31, 2012.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       39

Credit Risk

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty creditworthiness. The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines. Talisman's credit policy requires collateral to be obtained from counterparties considered to present a material risk of non-payment, which would include entities internally assessed as high risk or those with ratings below investment grade. Collateral received from customers at December 31, 2012 included $135 million of letters of credit. At December 31, 2012, an allowance of $33 million, representing the Company's 51% share of the $65 million allowance recorded in TEUK in 2011, consisted of a balance due from a counterparty that had filed for bankruptcy.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2012, approximately 91% of the Company's trade accounts receivable was current and the largest single counterparty exposure, accounting for 21% of the total, was with a very highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. The Company's policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness.

The maximum credit exposure associated with financial assets is the carrying values.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank credit facilities. The Company has in place facilities totaling $4.1 billion that are fully committed through 2014. At December 31, 2012, $nil of commercial paper and $nil in the form of bankers' acceptances was drawn and $91 million was supporting letters of credit. Available borrowing capacity was $4 billion at December 31, 2012.

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted. At January 1, 2013, letters of credit totaling $2.1 billion had been issued under these facilities, of which $1.6 billion were provided as security for the costs of decommissioning obligations in the UK. Under the contractual arrangements pursuant to which APUK acquired 49% of the share capital of TEUK, APUK's parent company, Sinopec, has provided an unconditional and irrevocable guarantee for 49% of the UK decommissioning obligations. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

The Company has no significant debt maturities until 2014.

Except for commodity price derivative contracts that mature as noted below, long-term debt that matures as outlined in note 17 and other long-term obligations detailed in note 18, all of the Company's financial liabilities are due within one year.

40       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs. Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors. The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

The Company had the following commodity price derivative contracts outstanding at December 31, 2012, none of which are designated as hedges:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl	Fair value asset (liability)

Dated Brent oil index	Jan – Dec 2013	6,000	90.00/121.63	–

Dated Brent oil index	Jan – Dec 2013	10,000	90.00/101.91	(30)

Dated Brent oil index	Jan – Dec 2013	10,000	90.00/105.33	(23)

WTI	Jan – Dec 2013	10,000	85.00/104.05	3

				(50)

Fixed price swaps (Oil)	Term	bbls/d	$/bbl	Fair value asset (liability)

Dated Brent oil index	Jan – Dec 2013	7,500	110.01	6

Dated Brent oil index	Jan – Dec 2013	26,500	105.22	(25)

Dated Brent oil index	Jan – Mar 2014	9,000	103.12	(1)

				(20)

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf	Fair value asset

NYMEX HH LD	Jan – Dec 2013	47,468	3.16/4.67	1

NYMEX HH LD	Jan – Dec 2013	94,936	3.16/4.74	1

NYMEX HH LD	Jan – Dec 2013	94,936	3.69/4.86	10

NYMEX HH LD	Jan – Dec 2013	94,936	3.79/4.69	11

NYMEX HH LD	Jan – Dec 2014	94,936	4.21/4.71	7

				30

Subsequent to December 31, 2012, the Company entered into a Dated Brent swap for the first quarter of 2014 of 1,000 bbls/d for $104.15/bbl, a Dated Brent swap for the first half of 2014 of 10,000 bbls/d for $103.06/bbl, a Dated Brent swap for the second half of 2014 of 9,000 bbls/d for $103.67/bbl, a WTI swap for 2014 of 2,500 bbls/d for $91.91 and a NYMEX swap for 2014 of 85,443 mcf/d for $4.25/mcf.

In respect of outstanding financial instruments and assuming forward commodity prices in existence at December 31, 2012, an increase of $1/bbl in the price of oil and an increase of $0.10/mcf in the price of gas would have reduced the net fair value of commodity derivatives, thereby resulting in a decrease in net income of $21 million during the year ended December 31, 2012. A similar decrease in commodity prices would result in an increase in net income of approximately $24 million during the year ended December 31, 2012.

23. Contingencies and Commitments

Provisions and Contingencies

Talisman's provision for decommissioning is presented in note 15. With the exception of the provisions acquired as part of the Equión acquisition described in note 6, the other provisions recorded by the Company are not material.

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       41

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area. The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General's own initiative. Subpoenas have been issued to a number of companies, including Talisman. The Company has been cooperating with the New York Attorney General in the investigation. No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

Estimated Future Minimum Commitments(1)(2)

Estimated future commitments for 2013 and beyond are as follows:

	2013	2014	2015	2016	2017	Subsequent to 2017	Total

Office leases	49	44	19	14	11	54	191

Vessel leases	125	19	90	86	97	154	571

Transportation and processing commitments(3)	329	276	260	339	205	939	2,348

Decommissioning liabilities	49	83	77	103	117	3,645	4,074

PP&E and E&E assets(4)	413	232	128	66	11	–	850

Other service contracts	248	167	79	61	64	9	628

	1,213	821	653	669	505	4,801	8,662

1)
Future minimum payments denominated in foreign currencies have been translated into US$ based on the December 31, 2012 exchange rate.

2)
Commitment amounts include the Company's proportionate share of commitments from jointly controlled assets and jointly controlled entities.

3)
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

4)
PP&E and E&E include drilling rig commitments to meet a portion of the Company's future drilling requirements, as well as minimum work commitments.

There have been no significant changes in the Company's expected future payment commitments, and the timing of those payments, since December 31, 2012.

Talisman's estimated undiscounted decommissioning liabilities at December 31, 2012 were $4.1 billion (2011 – $5.0 billion), approximately 40% of which relates to its UK operations. At December 31, 2012, Talisman had accrued $2.8 billion (2011 – $3.0 billion), representing the discounted amount of this liability. The Company had provided letters of credit at January 1, 2013 in an amount of $1.6 billion as security for the costs of decommissioning obligations in the UK. Under the contractual arrangements pursuant to which APUK acquired 49% of the share capital of TEUK, APUK's parent company, Sinopec, has provided an unconditional and irrevocable guarantee for 49% of the UK decommissioning obligations. The Company has also issued guarantees as security for certain minimum work, future dismantlement, site restoration and abandonment obligations in lieu of letters of credit. Talisman has $280 million of abandonment letters of credit in place from January 1, 2013 until December 31, 2013 in respect of assets held by third parties.

Talisman leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangements described in note 18, are accounted for as operating leases. In addition to the minimum lease payments, Talisman has ongoing operating commitments associated with the vessels. The majority of the vessel leases have an average life of five years, the office leases have an average life of 10 years and the transportation commitment contracts have average lives of between 10 and 15 years.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil, natural gas and NGLs. The Company has recorded a provision for any commitments where sufficient production would not be met.

In the case of an operating lease entered into by Talisman as the operator of a jointly controlled asset, the amounts reported represent the net operating lease expense and net future minimum lease payments. These net amounts are after deducting amounts reimbursed, or to be reimbursed, by joint venture partners, whether the joint venture partners have co-signed the lease or not. Where Talisman is not the operator of a jointly controlled asset, Talisman's share of the lease expense and future minimum lease payments is included in the amounts shown, whether Talisman has co-signed the lease or not. Where lease rentals are dependent on a variable factor, the future minimum lease payments are based on the factor as at the inception of the lease.

During the year ended December 31, 2012, Talisman incurred net rental expense of $369 million (2011 – $461 million; 2010 – $578 million) in respect of its operating leases.

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

42       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold under long-term sales agreements with PT Chevron Pacific Indonesia (Chevron), Gas Supply Pte. Ltd. (Gas Supply) and PT Perusahaan Gas Negara (Persero), Tbk (PGN). Under two sales agreements with Chevron, the majority of sales are priced at approximately 76% of the equivalent value of the Indonesia Crude Price for Duri crude oil. One of the agreements with Chevron is currently scheduled to expire in 2013 while the second agreement is due to expire in 2021. The minimum volume commitment under the second agreement is approximately 294 bcf over its remaining nine-year life.

Under the sales agreement with Gas Supply, sales to Singapore from Corridor are referenced to the spot price of high sulphur fuel oil in Singapore. The minimum volume commitment is approximately 197 bcf over the remaining 11-year life of the contract. Sales from Corridor to PGN for their markets in West Java are sold under a long-term contract with no associated transportation costs. The minimum volume commitment is approximately 523 bcf over the remaining 11-year life of the contract. Subsequent to December 31, 2012, an agreement has been reached with PGN to increase the contract price for the sale of Corridor gas under the PGN West Java Gas Sales Agreement. Under the new agreement, the gas price will increase in stages effective September 2012.

The balance of the gas production from Corridor is sold under medium to long-term agreements which vary in length from two to seven years and are generally at fixed prices with fixed annual escalation.

At Jambi Merang, the majority of gas production is sold under long-term agreements which contain fixed prices with fixed annual escalation and are in place until the current termination date of the PSC, which is February 2019.

The Company is subject to volume delivery requirements for approximately 90 mmcf/d at a price that is referenced to the Singapore high sulphur fuel oil spot market in relation to a long-term sales contract in Malaysia, currently scheduled to end in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount for the equivalent volume of unexcused shortage that was not delivered in the prior year.

Currently, the Company anticipates having sufficient production to meet future delivery requirements.

24. Other Income

Years ended December 31	2012	2011	2010

Pipeline and customer treating tariffs	46	53	75

Investment income	9	6	11

Marketing income	28	19	21

	83	78	107

25. Other Expenses, Net

Years ended December 31	2012	2011	2010

Foreign exchange (gain) loss	33	(12)	(15)

PP&E derecognition	20	26	28

Taxes, interest and penalties	1	18	5

Inventory writedowns	1	8	1

Allowance for doubtful accounts	–	65	–

Other miscellaneous	70	56	53

	125	161	72

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       43

26. Income Taxes

Current Tax Expense (Recovery)

	North America	Southeast Asia	North Sea	Other	Total

Year ended December 31, 2012

Current tax	(4)	500	117	153	766

Adjustments related to prior years	2	(1)	–	5	6

Petroleum Revenue Tax	–	46	56	–	102

	(2)	545	173	158	874

Year ended December 31, 2011

Current tax	6	402	769	149	1,326

Adjustments related to prior years	11	(10)	(4)	(3)	(6)

Petroleum Revenue Tax	–	52	69	–	121

	17	444	834	146	1,441

Year ended December 31, 2010

Current tax	13	292	624	69	998

Adjustments related to prior years	–	5	20	(11)	14

Petroleum Revenue Tax	–	39	85	–	124

	13	336	729	58	1,136

Deferred Tax Expense (Recovery)

	North America	Southeast Asia	North Sea	Other	Total

Year ended December 31, 2012

Origination (reversal) of temporary differences	(352)	(8)	(1,463)	76	(1,747)

Adjustments related to prior years	(2)	6	–	18	22

Petroleum Revenue Tax	–	(1)	(33)	–	(34)

Changes in tax rates	5	–	137	8	150

Derecognized asset	429	–	–	–	429

	80	(3)	(1,359)	102	(1,180)

Year ended December 31, 2011

Origination (reversal) of temporary differences	(206)	34	202	(73)	(43)

Adjustments related to prior years	(15)	10	–	3	(2)

Petroleum Revenue Tax	–	12	40	–	52

Changes in tax rates	(4)	–	225	–	221

	(225)	56	467	(70)	228

Year ended December 31, 2010

Origination (reversal) of temporary differences	40	(19)	(39)	(30)	(48)

Adjustments related to prior years	(48)	(5)	–	11	(42)

Petroleum Revenue Tax	–	(12)	(8)	–	(20)

	(8)	(36)	(47)	(19)	(110)

During 2011, the Company made elections for its Canadian subsidiaries to file tax returns in US$ with effect from the beginning of their 2011 and 2012 tax years. Tax on foreign exchange on tax pools has not been recorded since the effective dates of these elections.

44       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

Deferred Tax Assets and Liabilities

The most significant components of the net deferred tax liability are as follows:

	PP&E and E&E assets	Decommissioning liabilities	Tax loss carryforward	Other	Total

At December 31, 2010	4,125	(1,317)	(430)	(127)	2,251

Charged (credited) to tax expense, net	1,017	(418)	(517)	146	228

Credited to equity	–	–	–	(15)	(15)

Acquisition adjustments	219	(8)	–	–	211

Other	–	–	–	(15)	(15)

At December 31, 2011	5,361	(1,743)	(947)	(11)	2,660

Charged (credited) to tax expense, net	(1,603)	334	129	(40)	(1,180)

Credited to equity	–	–	–	11	11

Acquisition adjustments	(1,385)	578	–	23	(784)

Other	–	–	–	1	1

At December 31, 2012	2,373	(831)	(818)	(16)	708

Other movements in the net deferred tax liability relate mostly to reclassifications between assets and liabilities, currency adjustments and risk management assets and liabilities.

At December 31, 2012, Talisman had unused non-capital tax losses of $2.3 billion (2011 – $2.6 billion) in respect of which a deferred tax asset was recorded. These majority of losses arose in the US and expire between 2028 and 2032. The remaining losses are generated from Canada and expire starting 2014. Income projections based upon discounted cash flow models, using assumptions consistent with those presented in note 14, show sufficient taxable income to utilize these losses within the carryforward period.

The majority of the $1.3 billion (2011 – $480 million; 2010 – $294 million) of unused non-capital tax losses in respect of which no deferred tax asset has been recognized arose in US and Southeast Asia.

No deferred tax liability has been recognized for temporary differences associated with investments in subsidiaries, associates, branches and joint ventures since the Company is in a position to control or jointly control the entity and it is considered probable that these temporary differences will not reverse in the foreseeable future.

The Company has experienced cumulative losses from its US operations in recent years. As a result, during 2012, the Company derecognized deferred taxes assets of $429 million related to its US operations.

Effective Tax Rate

The following provides a reconciliation of the Canadian statutory tax rate of 25.05% (2011 – 26.76%; 2010 – 28.26%) to the effective tax rate on the Company's total income before income taxes.

Years ended December 31	2012	2011	2010

Income (loss) before taxes	(174)	2,445	1,971

Statutory income tax rate (%)	25.05%	26.76%	28.26%

Income taxes calculated at the Canadian statutory rate	(44)	654	557

Increase (decrease) in income taxes resulting from:

Change in statutory tax rates, net	137	221	–

Non-taxable income	(602)	(54)	(187)

Deductible PRT expense	(26)	(81)	(46)

Higher foreign tax rates	(270)	799	533

Derecognition of deferred tax asset	429	–	–

Share-based payments	(17)	(72)	163

Uplift	(60)	(74)	(72)

Other	79	103	(26)

Income tax (recovery) expense (excluding PRT)	(374)	1,496	922

On December 17, 2012, Talisman completed the sale of a 49% equity interest in TEUK, which owns substantially all of the UK assets. The sale was non-taxable resulting in a significant reduction in the effective tax rate. In addition, the UK government restricted tax

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       45

relief for decommissioning expenditures to a 50% tax rate from the UK tax rate of 62%. This measure was substantively enacted in July 2012 and the deferred income tax expense associated with the legislative change was approximately $137 million.

In March 2011, the UK government announced that, from March 24, 2011, the rate of supplementary charge levied on ring fence profits increased from 20% to 32%. Supplementary charge is levied on ring fence profits in addition to the ring fence corporation tax rate of 30%, which remains unchanged. Consequently, there is now a combined UK corporation tax and supplementary charge rate of 62% for oil and gas companies with fields not subject to PRT and 75% to 81% with fields subject to PRT. If the price of oil falls below a certain level (currently expected to be $75/bbl) for a sustained period of time, the UK government has indicated that it will reduce the supplementary charge rate back towards 20% on a "staged and affordable basis" while prices remain low. As a result of this legislative change, the Company recorded additional current income tax expense of $101 million and additional deferred tax expense of $225 million during the year ended December 31, 2011.

In 2010, changes to Canadian and foreign statutory tax rates did not materially impact the Company's income tax expense.

Unrecognized Tax Benefit

Changes in the Company's unrecognized tax benefit are as follows:

	2012	2011

Unrecognized tax benefit, beginning of year	46	49

Increase due to prior period tax positions	12	22

Decrease due to prior period tax positions	–	(7)

Decrease due to settlement with taxation authorities	–	(18)

Unrecognized tax benefit, end of year	58	46

Talisman's entire unrecognized tax benefit as at December 31, 2012 and December 31, 2011, if recognized, would affect the Company's effective tax rate.

The settlement with taxation authorities occurring in 2011 was the result of the Company settling a tax position in Norway regarding the deductibility of insurance premiums.

No significant change in the total unrecognized tax benefit is expected in 2013.

27. Supplemental Cash Flow Information

Items Not Involving Cash

Years ended December 31	2012	2011	2010

Depreciation, depletion and amortization	2,501	1,949	1,788

Impairment, net of reversals	2,744	226	301

Dry hole	269	241	113

Share-based payments expense (recovery)	(65)	(324)	158

Gains on disposals	(1,624)	(192)	(520)

Unrealized (gain) loss on held-for-trading financial instruments	48	(61)	(258)

Deferred income tax (recovery)	(1,180)	228	(110)

Foreign exchange	40	(11)	3

PP&E derecognition	20	26	28

Gain on revaluation of investment (note 12)	(365)	–	–

Other	45	42	53

	2,433	2,124	1,556

46       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

Changes in Non-Cash Operating Working Capital

Years ended December 31	2012	2011	2010

Accounts receivable	262	(292)	(47)

Inventories	(15)	(26)	(14)

Prepaid expenses	1	(4)	(12)

Decommissioning expenditures(1)	(56)	(34)	(17)

Accounts payable and accrued liabilities	(29)	142	294

Income and other taxes payable	(288)	(161)	163

	(125)	(375)	367

1)
$53 million of the decommissioning expenditures in 2012 were to settle liabilities that were recorded in accounts payable and accrued liabilities at December 31, 2011.

Other Cash Flow Information

Years ended December 31	2012	2011	2010

Cash interest paid	291	254	240

Cash interest received	8	5	11

Cash income taxes paid	1,159	1,592	974

In respect of its exploration and evaluation activities, the Company has included exploration expenditure of $346 million within cash provided by operating activities, and exploration capital expenditure and acquisitions of $551 million and $78 million, respectively, within cash used in investing activities.

28. Cash and Cash Equivalents

Of the cash and cash equivalents balance of $721 million, $564 million has been invested in bank deposits and the remainder in highly rated investments with original maturities of less than three months.

29. Net Income Per Share – Basic and Diluted

(millions)	2012	2011	2010

Weighted average number of common shares outstanding – basic	1,025	1,023	1,018

Dilution effect of stock options and PSUs	8	15	–

Weighted average number of common shares outstanding – diluted	1,033	1,038	1,018

Outstanding stock options and PSUs are the only instruments that are dilutive to net income per share.

Basic net income per share is calculated by dividing net income less after-tax cumulative preferred share dividends, by the weighted average number of common shares outstanding during the year, excluding shares held in trust to settle long-term PSU plan obligations.

For the diluted net income per share calculation, the net income is adjusted for the change in the fair value of stock options. The weighted average number of shares outstanding during the year is adjusted for options expected to be exercised and management's best estimate of shares expected to be issued in settlement of the Company's obligations pursuant to the long-term PSU plan.

30. Employee Benefits

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees in Canada, the UK, Norway, the US and Indonesia. The Company also provides non-pension post-employment benefits to its Canadian retirees.

Defined benefit pension plans are based on years of service and final average salary. The defined benefit pensions in the UK and Norway, which account for 48% of the accrued benefit obligation at December 31, 2012, will increase at the rate of inflation. Although the Company has no commitment to provide for increases related to inflation on its Canadian defined benefit pension plans, the benefits have generally been increased annually by one-half of the rate of inflation since 2003.

Talisman uses actuarial reports prepared by independent actuaries on the defined benefit pension plans for funding and accounting purposes. The Company uses a December 31 measurement date to value its benefit plan assets and obligations. The most recent actuarial valuation of the Canadian employee and executive registered pension plans for funding purposes was at December 31,

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       47

2010, with the next valuation no later than December 31, 2013. The most recent actuarial valuation of the UK pension scheme for funding purposes was at March 31, 2012, with the next valuation at March 31, 2015.

Actuarial Assumptions

The following significant actuarial assumptions were employed to determine the net benefit expense and the accrued benefit obligations:

	2012	2011	2010

Accrued benefit obligation

Discount rate (%)	4.3	4.3	5.2

Rate of compensation increase (%)	4.4	4.7	4.8

Benefit expense

Discount rate (%)	4.2	5.2	5.8

Expected long-term rate of return on plan assets (%)	5.0	5.9	6.1

Assumed health care cost trend rates

Initial health care cost trend rate (%)	9	10	10

Health care cost trend rate declines to (%)	5	5	5

Year that cost trend reaches final rate	2036	2036	2036

The discount rate assumptions reflect the prevailing rates available on high quality, fixed-income debt instruments.

The expected long-term rate of return on plan assets is established by developing a forward-looking, long-term return assumption for each asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation and the long-term return assumption for each asset class.

Investment Policies

The Canadian defined benefit registered pension plan's investment policy provides a framework for managing the plan assets, without undue risk of capital loss and with a reasonable expectation of a rate of return or appreciation in value. Investment managers must manage the plan assets to reasonably track the return of the appropriate index. Equity investments are passively managed to replicate the S&P/TSX Index, the S&P 500 Index and the MSCI EAFE Index. Foreign equity investments are hedged to the Canadian dollar. Investments in bonds and debentures are managed passively to replicate the DEX Long Term Bond Index and are limited to those meeting minimum credit ratings. Assets are periodically re-balanced to the target asset allocation described below.

The UK pension scheme's investment policy is designed to invest the plan's assets in such a manner that the members' benefit entitlements can be paid as and when they fall due. This is achieved through asset diversification so as to limit the impact of any single risk. Asset classes considered for the UK pension scheme's investments are UK government and corporate bonds, UK and global equities and diversified growth funds. Most plan assets are actively managed, with assets re-balanced to the target asset allocation, described below, within a 5% tolerance range.

Plan Assets

The approximate target allocation percentage for the Canadian defined benefit registered pension plans, which account for 32% of total plan assets, is 50% equities and 50% bonds. The approximate target allocation for the UK defined benefit pension plan, which accounts for 45% of total defined benefit plan's assets, is 45% UK equities, 35% diversified growth fund and 20% UK bonds. Plan assets do not include any common shares of Talisman, other than through Canadian or US equity pooled funds, or any assets used by the Company.

The allocation of the assets of the defined benefit plans is as follows:

	2012	2011	2010

Equity securities (%)	38	61	64

Fixed income (%)	35	31	30

Cash (%)	8	6	4

Real estate (%)	3	2	2

Other (%)	16	–	–

	100	100	100

48       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. Refer to note 22 for details concerning the three levels of the fair value hierarchy.

The fair values of defined benefit plan assets at December 31, 2012 by asset category were as follows:

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value

Cash	17	–	–	17

Pooled Funds:

Canadian companies	–	7	–	7

US companies	–	15	–	15

International companies	–	65	–	65

Bonds	–	81	–	81

Real estate	–	–	8	8

Other	–	36	–	36

	17	204	8	229

Obligation, Assets and Funded Status

Information about the Company's defined benefit pension plans is as follows:

	2012 Pension plans grouped by funded status		2011 Pension plans grouped by funded status

	Surplus	Deficit	Surplus	Deficit

Accrued benefit obligation

Accrued benefit obligation, beginning of year	63	355	209	139

Divestitures (note 4)	–	(93)	–	–

Transition of plans from a surplus to a deficit position	–	–	(145)	145

Transition of plans from a deficit to a surplus position	–	–	–	–

Current service cost	–	24	–	28

Interest cost	3	11	3	15

Actuarial (gain) loss	2	(20)	2	39

Plan participants' contributions	–	1	–	1

Benefits paid	(5)	(16)	(5)	(8)

Foreign currency translation	2	11	(1)	(4)

Other	–	4	–	–

Accrued benefit obligation, end of year	65	277	63	355

Plan assets

Fair value of plan assets, beginning of year	64	205	214	43

Divestitures (note 4)	–	(77)	–	–

Transition of plans from a surplus to a deficit position	–	–	(146)	146

Transition of plans from a deficit to a surplus position	–	–	–	–

Expected return on plan assets	3	7	4	12

Actuarial gain (loss) on plan assets	3	3	–	(15)

Employer contributions	–	33	–	26

Plan participants' contributions	–	1	–	1

Benefits paid	(5)	(16)	(5)	(8)

Foreign currency translation	2	7	(3)	–

Other	1	(2)	–	–

Fair value of plan assets, end of year	68	161	64	205

Funded status – surplus (deficit)(1)	3	(116)	1	(150)

1)
The net accrued benefit asset and net accrued benefit liability are included in other assets and other long-term obligations, respectively, on the Consolidated Balance Sheets.

During 2013, the Company expects to make contributions of $21 million to its defined benefit pension plans.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       49

At December 31, 2012, the actuarial net present value of the accrued benefit obligation for non-pension post-employment benefits was $13 million (2011 – $13 million). Non-pension post-employment benefits include medical, dental and life insurance benefits for current and future Canadian retired employees.

Of the aggregate accrued benefit obligation of $340 million at December 31, 2012, $106 million related to plans that are unfunded. The $96 million deficit of three unfunded plans is secured by letters of credit in the amount of $125 million.

History of Deficit and Experience Gains and Losses

Years ended December 31	2012	2011	2010

Accrued benefit obligation at December 31	340	418	348

Fair value of plan assets at December 31	229	269	257

Net deficit	(111)	(149)	(91)

Experience gain (loss) on plan liabilities	18	(41)	(28)

Actual return less expected return on plan assets	6	(16)	16

Net Benefit Expense

The net benefit expense for the pension plans recognized in the Consolidated Statements of Income is as follows:

Years ended December 31	2012	2011	2010

Current service cost – defined benefit	24	28	24

Interest cost	14	18	17

Expected return on plan assets	(10)	(16)	(13)

Other	3	2	1

Defined benefit plan expense	31	32	29

Defined contribution plan expense	19	14	13

Net benefit expense	50	46	42

The actual return on plan assets in 2012 was $16 million (2011 – $nil; 2010 – $29 million).

During the year ended December 31, 2012, the net benefit expense for non-pension post-employment benefits was $1 million (2011 – $1 million; 2010 – $1 million).

The pension and non-pension post-employment benefits of key management personnel are disclosed in note 32.

Sensitivity Information

A 1% increase or decrease in the assumed medical cost trend rate would have an immaterial impact on both the accrued benefit obligation at December 31, 2012 and the aggregate of current service and interest costs during the year ended December 31, 2012.

50       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

31. Segmented Information

Talisman's activities are conducted in four geographic segments: North America, the North Sea, Southeast Asia and Other. The North America segment includes operations in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam and Papua New Guinea and non-operated production in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in Sierra Leone and the Kurdistan Region of Iraq. In 2012, the Company announced its intent to exit Peru and expects to complete the process in 2013. For ease of reference, the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America(1)			Southeast Asia(2)			North Sea(3)			Other(4)			Total

(millions of US$)	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010

Revenue

Sales	1,435	1,695	1,679	2,190	1,882	1,476	2,981	4,074	3,526	623	543	194	7,229	8,194	6,875

Other income	72	63	85	3	1	1	8	14	21	–	–	–	83	78	107

Total revenue and other income	1,507	1,758	1,764	2,193	1,883	1,477	2,989	4,088	3,547	623	543	194	7,312	8,272	6,982

Segmented expenses

Operating	564	454	487	418	372	280	1,383	1,292	1,096	87	72	27	2,452	2,190	1,890

Transportation	92	68	59	53	55	60	69	84	95	7	9	7	221	216	221

DD&A	1,140	852	717	427	305	277	796	671	766	138	121	28	2,501	1,949	1,788

Impairment	363	129	116	–	(16)	21	2,097	113	164	284	–	–	2,744	226	301

Dry hole	22	6	(11)	77	127	31	45	106	70	125	2	23	269	241	113

Exploration	29	70	52	92	208	116	47	40	47	178	109	159	346	427	374

Other	81	22	(25)	(19)	17	16	42	105	91	(12)	29	5	92	173	87

Total segmented expenses	2,291	1,601	1,395	1,048	1,068	801	4,479	2,411	2,329	807	342	249	8,625	5,422	4,774

Segmented income (loss) before taxes	(784)	157	369	1,145	815	676	(1,490)	1,677	1,218	(184)	201	(55)	(1,313)	2,850	2,208

Non-segmented expenses

General and administrative													510	431	371

Finance costs													276	278	276

Share-based payments (recovery) expense													(62)	(310)	212

Currency translation													33	(12)	(15)

(Gain) loss on held-for-trading financial instruments													93	210	(87)

Gain on disposals													(1,624)	(192)	(520)

Gain on revaluation of investment													(365)	–	–

Total non-segmented expenses													(1,139)	405	237

Income (loss) before taxes													(174)	2,445	1,971

Capital expenditures

Exploration	157	198	216	59	257	125	86	128	133	249	138	119	551	721	593

Development	1,404	1,960	1,481	362	230	317	1,087	1,077	984	106	157	95	2,959	3,424	2,877

Midstream	1	(3)	3	–	–	–	–	–	–	–	–	–	1	(3)	3

Exploration and development	1,562	2,155	1,700	421	487	442	1,173	1,205	1,117	355	295	214	3,511	4,142	3,473

Acquisitions													160	1,319	1,530

Proceeds on dispositions													(964)	(569)	(2,273)

Other non-segmented													138	159	78

Net capital expenditures													2,845	5,051	2,808

Property, plant and equipment	7,145	6,740	5,351	2,582	2,501	2,296	2,449	5,809	5,368	829	859	251	13,005	15,909	13,266

Exploration and evaluation assets	2,078	2,370	1,886	527	498	627	451	538	540	460	548	389	3,516	3,954	3,442

Goodwill	133	140	149	170	149	149	549	866	866	162	162	–	1,014	1,317	1,164

Other	685	987	2,389	637	560	628	1,675	645	920	1,252	788	141	4,249	2,980	4,078

Segmented assets	10,041	10,237	9,775	3,916	3,708	3,700	5,124	7,858	7,694	2,703	2,357	781	21,784	24,160	21,950

Non-segmented assets													74	66	144

Total assets													21,858	24,226	22,094

Decommissioning liabilities	476	394	210	347	208	189	1,897	2,390	2,196	72	43	15	2,792	3,035	2,610

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       51

1	North America	2012	2011	2010

	Canada	853	1,127	1,454

	US	654	631	310

	Total revenue and other income	1,507	1,758	1,764

	Canada	3,588	3,937	3,920

	US	3,557	2,803	1,431

	Property, plant and equipment	7,145	6,740	5,351

	Canada	1,070	1,207	685

	US	1,008	1,163	1,201

	Exploration and evaluation assets	2,078	2,370	1,886

2	Southeast Asia	2012	2011	2010

	Indonesia	1,157	1,126	839

	Malaysia	549	532	481

	Vietnam	72	65	52

	Australia	415	160	105

	Total revenue and other income	2,193	1,883	1,477

	Indonesia	1,040	1,023	986

	Malaysia	852	883	1,053

	Vietnam	494	297	19

	Papua New Guinea	44	47	26

	Australia	152	251	212

	Property, plant and equipment	2,582	2,501	2,296

	Indonesia	11	12	27

	Malaysia	72	41	29

	Vietnam	14	5	253

	Papua New Guinea	430	440	318

	Exploration and evaluation assets	527	498	627

3	North Sea	2012	2011	2010

	UK	2,075	2,835	2,190

	Norway	914	1,253	1,357

	Total revenue and other income	2,989	4,088	3,547

	UK	1,989	3,927	3,763

	Norway	460	1,882	1,605

	Property, plant and equipment	2,449	5,809	5,368

	UK	197	210	260

	Norway	254	328	280

	Exploration and evaluation assets	451	538	540

4	Other	2012	2011	2010

	Algeria	213	256	194

	Colombia	410	287	–

	Total revenue and other income	623	543	194

	Algeria	273	284	251

	Colombia	556	575	–

	Property, plant and equipment	829	859	251

	Colombia	124	75	49

	Kurdistan	323	303	239

	Peru	–	133	98

	Other	13	37	3

	Exploration and evaluation assets	460	548	389

52       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

32. Related Party Disclosures

Major Subsidiaries(1)

The Consolidated Financial Statements include the financial statements of Talisman Energy Inc. and the directly or indirectly owned subsidiaries. Transactions between subsidiaries are eliminated on consolidation. There were no related party transactions with entities or other parties outside the consolidated group during the years ended December 31, 2012 and 2011. The following table lists the material operating subsidiaries owned directly or indirectly by Talisman as at December 31:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned

Talisman Energy Canada Partnership	Alberta	100%
Talisman Energy USA Inc	Delaware	100%
Talisman Energy Norge AS	Norway	100%
Talisman (Corridor) Ltd	Barbados	100%
Talisman (Vietnam 15-2/01) Ltd.	Alberta	100%
Talisman Malaysia Limited	Barbados	100%
Talisman Malaysia (PM3) Limited	Barbados	100%
Talisman (Algeria) BV	The Netherlands	100%

1)
In addition to the above list of material subsidiaries, Talisman also holds a 51% equity interest in Talisman Sinopec Energy UK Limited, a 49% equity interest in Equión Energia Limited and a 50% equity interest in the Sasol Montney Limited Partnership. Talisman's interest in these jointly controlled entities was accounted for using proportional consolidation for the year ended December 31, 2012.

Key Management Personnel Compensation

The compensation of key management personnel, consisting of the Company's directors and executive officers, is as follows:

Years ended December 31	2012	2011	2010

Short-term benefits	15	15	14

Pension and other post-employment benefits	6	5	4

Termination benefits	15	4	–

Share-based payments	13	11	15

	49	35	33

Short-term benefits comprise salaries and fees, annual bonuses, cash, vehicle and other benefits.

The amount of pension benefits reported represents the attributable amount of the net benefit expense of the plans in which the key management personnel participate.

Termination benefits comprise amounts paid and accrued.

The share-based payments amount reported represents the cost to the Company of key management's participation in share-based payment plans, as measured by the fair value that the individual received based on the value of the shares exercised in the current period.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       53

SUPPLEMENTARY OIL AND GAS INFORMATION
(Unaudited)

The supplemental data on the Company's oil and gas activities was prepared in accordance with the FASB standard Extractive Activities – Oil & Gas. Activities not directly associated with conventional crude oil and natural gas production are excluded from all aspects of this supplementary oil and gas information. Comparable information prepared in accordance with Canadian disclosure requirements (National Instrument 51-101 of the Canadian Securities Administrators) is contained in Appendix A of Talisman's Annual Information Form. Refer to the annual information form for additional disclosures under the Canadian Oil and Gas Evaluation Handbook (COGEH) rules.

Results of Operations from Oil and Gas Producing Activities

		North America		North Sea		Southeast Asia
Years ended December 31 ($ millions)		Canada	USA	UK(2)	Norway	Indonesia	Other SEA(3)	Other(4)	Total

2012
Net oil and gas revenue derived from proved reserves(1)		755	654	2,068	912	1,157	1,033	623	7,202

Less:	Production costs	333	222	1,035	348	167	251	87	2,443

	Transportation	34	58	28	41	52	1	7	221

	Exploration and dry hole expense	39	12	12	80	28	142	303	616

	Depreciation, depletion, amortization, accretion and impairment expense	909	610	788	2,166	96	326	425	5,320

	Tax expense (recovery)	(130)	–	105	(1,429)	372	167	67	(848)

Results of operations		(430)	(248)	100	(294)	442	146	(266)	(550)

2011
Net oil and gas revenue derived from proved reserves(1)		1,040	633	2,823	1,252	1,126	756	543	8,173

Less:	Production costs	328	121	921	367	146	226	72	2,181

	Transportation	35	33	37	47	55	–	9	216

	Exploration and dry hole expense	54	29	64	81	114	218	107	667

	Depreciation, depletion, amortization, accretion and impairment expense	581	352	492	354	73	217	120	2,189

	Tax expense	12	38	847	329	365	100	91	1,782

Results of operations		30	60	462	74	373	(5)	144	1,138

2010
Net oil and gas revenue derived from proved reserves(1)		1,365	304	2,172	1,354	852	624	194	6,865

Less:	Production costs	421	59	793	296	127	153	27	1,876

	Transportation	48	11	33	62	60	–	7	221

	Exploration and dry hole expense	43	2	76	41	55	90	179	486

	Depreciation, depletion, amortization, accretion and impairment expense	562	221	553	440	50	247	29	2,102

	Tax expense	75	4	396	401	269	80	15	1,240

Results of operations		216	7	321	114	291	54	(63)	940

1)
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2)
UK includes 100% of TSEUK's results of operations to December 17, 2012 and 51% thereafter.

3)
Other Southeast Asia includes operations in Malaysia, Vietnam, Australia/Timor-Leste and Papua New Guinea.

4)
The reporting segment entitled "Other" refers to Algeria, Colombia (49% of Equión's results of operations subsequent to January 2011 as well as Talisman's other Colombia assets), Peru, Poland, Sierra Leone, the Kurdistan Region of Iraq and, prior to its sale in 2010, Tunisia.

54       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

Capitalized Costs Relating to Oil and Gas Activities

		North America		North Sea		Southeast Asia
Years ended December 31 ($ millions)		Canada	USA	UK(1)	Norway	Indonesia	Other SEA(2)	Other(3)	Total

2012
Proved properties		6,938	5,171	4,770	2,902	1,457	3,503	1,068	25,809

Unproved properties		1,186	1,006	197	1,968	194	330	891	5,772

Incomplete wells and facilities		8	–	8	2	2	6	170	196

		8,132	6,177	4,975	4,872	1,653	3,839	2,129	31,777

Less:	Accumulated depreciation, depletion and amortization	4,075	1,646	2,795	4,165	602	1,792	850	15,925

Net capitalized costs		4,057	4,531	2,180	707	1,051	2,047	1,279	15,852

2011
Proved properties		7,037	3,798	8,730	3,890	1,415	3,110	1,323	29,303

Unproved properties		1,196	1,165	195	276	192	259	389	3,672

Incomplete wells and facilities		8	–	15	52	1	45	161	282

		8,241	4,963	8,940	4,218	1,608	3,414	1,873	33,257

Less:	Accumulated depreciation, depletion and amortization	3,660	1,040	4,806	2,012	577	1,463	476	14,034

Net capitalized costs		4,581	3,923	4,134	2,206	1,031	1,951	1,397	19,223

2010
Proved properties		6,554	2,113	8,092	3,280	1,358	2,556	611	24,564

Unproved properties		669	1,202	253	258	137	574	346	3,439

Incomplete wells and facilities		15	–	28	16	16	27	43	145

		7,238	3,315	8,373	3,554	1,511	3,157	1,000	28,148

Less:	Accumulated depreciation, depletion and amortization	3,152	693	4,347	1,669	499	1,251	364	11,975

Net capitalized costs		4,086	2,622	4,026	1,885	1,012	1,906	636	16,173

1)
UK includes 100% of TSEUK's costs to December 17, 2012 and 51% thereafter.

2)
Other Southeast Asia includes operations in Malaysia, Vietnam, Australia/Timor-Leste, and Papua New Guinea.

3)
The reporting segment entitled "Other" refers to Algeria, Colombia (49% of Equión's costs subsequent to January 2011 as well as Talisman's other Colombia assets), Peru, Poland, Sierra Leone the Kurdistan Region of Iraq and, prior to its sale in 2010, Tunisia.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       55

Costs Incurred in Oil and Gas Activities

	North America		North Sea		Southeast Asia
Years ended December 31 ($ millions)	Canada	USA	UK(1)	Norway	Indonesia	Other SEA(2)	Other(3)	Total

2012
Property acquisition costs
Proved	–	2	–	–	–	19	–	21

Unproved	7	37	–	–	–	91	66	201

Exploration costs	191	11	53	79	32	117	351	834

Development costs	324	1,097	608	502	103	264	105	3,003

Decommissioning costs	81	53	305	156	3	78	33	709

Total costs incurred	603	1,200	966	737	138	569	555	4,768

2011
Property acquisition costs
Proved properties	3	208	–	15	–	11	570	807

Unproved properties	590	51	–	–	–	26	17	684

Exploration costs	93	14	52	116	105	349	248	977

Development costs	528	1,427	554	520	129	96	157	3,411

Decommissioning costs	177	35	34	95	13	3	(2)	355

Total costs incurred	1,391	1,735	640	746	247	485	990	6,234

2010
Property acquisition costs
Proved	5	133	–	–	117	–	–	255

Unproved	3	1,029	–	191	54	39	52	1,368

Exploration costs	199	19	93	87	72	163	234	867

Development costs	581	909	497	485	74	250	100	2,896

Decommissioning costs	66	(11)	470	18	6	17	7	573

Total costs incurred	854	2,079	1,060	781	323	469	393	5,959

1)
UK includes 100% of TSEUK's costs to December 17, 2012 and 51% thereafter.

2)
Other Southeast Asia includes operations in Malaysia, Vietnam, Australia/Timor-Leste, and Papua New Guinea.

3)
The reporting segment entitled "Other" refers to Algeria, Colombia (49% of Equión's costs subsequent to January 2011 as well as Talisman's other Colombia assets), Peru, Poland, Sierra Leone the Kurdistan Region of Iraq and, prior to its sale in 2010, Tunisia.

56       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

DISCOUNTED FUTURE NET CASH FLOWS

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the prescribed average annual prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs, and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year-end using existing tax and cost pools. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the US Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

•
production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•
future prices and economic conditions will differ from those used in the preparation of the estimates;

•
future production and development costs will be determined by future events and will differ from those used in the preparation of the estimates; and

•
estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       57

The standardized measure of discounted future net cash flows was prepared using the following prices:

Average Prices	2012	2011	2010

Crude oil & liquids US$/bbl

Canada(1)	61.51	76.79	62.25

USA(1)	73.76	74.91	57.66

UK	111.19	111.01	78.97

Norway	103.21	108.34	78.21

Indonesia	102.57	111.89	78.71

Other Southeast Asia(2)	115.83	112.11	75.83

Other(3)	106.92	108.69	78.10

Total Company	96.11	104.26	75.79

Natural gas US$/mcf

Canada(1)	2.48	3.92	4.05

USA(1)	2.81	4.19	4.63

UK	7.75	6.51	4.57

Norway	6.78	7.25	4.95

Indonesia	8.31	7.64	6.61

Other Southeast Asia(2)	7.78	7.61	5.65

Other(3)	4.09	3.65	–

Total Company	4.86	5.27	5.22

1)
The price for Talisman's oil in North America is lower than other oil prices as it is a heavier grade.

2)
Other Southeast Asia includes Malaysia, Vietnam and Australia/Timor-Leste.

3)
Other refers to Algeria, Colombia, and prior to its sale in 2010, Tunisia.

In order to derive the prices in the cash flow, the following benchmark prices and exchange rates were used:

	2012	2011	2010

WTI ($/bbl)	94.71	96.19	79.42

Dated Brent ($/bbl)	111.13	110.96	79.02

HH gas ($/mmbtu)	2.76	4.12	4.37

AECO-C (C$/GJ)	2.23	3.57	3.82

US$/C$	1.00	1.01	0.97

US$/UK£	1.59	1.61	1.60

58       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

	North America		North Sea		Southeast Asia
Years ended December 31 (millions of $)	Canada	US	UK	Norway	Indonesia	Other SEA(2)	Other(3)	Total

2012

Future Cash Inflows(1)	6,192	5,625	11,305	1,720	9,241	4,479	3,071	41,633

Future Costs

Transportation	(262)	(438)	(200)	(36)	(489)	(26)	(95)	(1,546)

Production	(2,644)	(1,538)	(6,465)	(1,031)	(1,397)	(1,540)	(473)	(15,088)

Development and Site Restoration	(1,517)	(1,406)	(3,428)	(832)	(613)	(547)	(238)	(8,581)

Future costs	(4,423)	(3,382)	(10,093)	(1,899)	(2,499)	(2,113)	(806)	(25,215)

Future Inflows before Income taxes	1,769	2,243	1,212	(179)	6,742	2,366	2,265	16,418

Future Income & Production revenue taxes	(104)	–	(990)	1,209	(2,803)	(715)	(696)	(4,099)

Net cash flows	1,665	2,243	222	1,030	3,939	1,651	1,569	12,319

Less 10% annual discount for estimated timing of cash flows.	(462)	(816)	79	(736)	(1,386)	(342)	(364)	(4,027)

Discounted cash flows	1,203	1,427	301	294	2,553	1,309	1,205	8,292

2011

Future cash inflows(1)	9,951	9,775	27,326	6,195	9,864	4,711	3,320	71,142

Future costs

Transportation	(315)	(480)	(414)	(150)	(540)	–	(75)	(1,974)

Production	(3,576)	(1,984)	(14,327)	(2,811)	(1,207)	(1,526)	(479)	(25,910)

Development and site restoration	(1,490)	(2,336)	(6,491)	(1,276)	(805)	(779)	(364)	(13,541)

Future costs	(5,381)	(4,800)	(21,232)	(4,237)	(2,552)	(2,305)	(918)	(41,425)

Future inflows before income taxes	4,570	4,975	6,094	1,958	7,312	2,406	2,402	29,717

Future income & production revenue taxes	(809)	(358)	(4,447)	(342)	(3,061)	(784)	(764)	(10,565)

Net cash flows	3,761	4,617	1,647	1,616	4,251	1,622	1,638	19,152

Less 10% annual discount for estimated timing of cash flows	(1,516)	(2,144)	(236)	(318)	(1,551)	(365)	(448)	(6,578)

Discounted cash flows	2,245	2,473	1,411	1,298	2,700	1,257	1,190	12,574

2010

Future cash inflows(1)	10,027	6,029	20,952	4,551	9,612	3,165	1,479	55,815

Future costs

Transportation	(381)	(189)	(398)	(166)	(794)	–	(48)	(1,976)

Production	(3,801)	(1,014)	(11,037)	(2,123)	(1,103)	(1,143)	(268)	(20,489)

Development and site restoration	(1,697)	(1,289)	(4,970)	(852)	(830)	(474)	(121)	(10,233)

Future costs	(5,879)	(2,492)	(16,405)	(3,141)	(2,727)	(1,617)	(437)	(32,698)

Future inflows before income taxes	4,148	3,537	4,547	1,410	6,885	1,548	1,042	23,117

Future income & production revenue taxes	(1,003)	(437)	(2,787)	(45)	(2,845)	(329)	(347)	(7,793)

Net cash flows	3,145	3,100	1,760	1,365	4,040	1,219	695	15,324

Less 10% annual discount for estimated timing of cash flows	(1,258)	(1,588)	(18)	(202)	(1,709)	(222)	(219)	(5,216)

Discounted cash flows	1,887	1,512	1,742	1,163	2,331	997	476	10,108

1)
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2)
Other Southeast Asia includes Malaysia, Vietnam and Australia/Timor-Leste.

3)
Other refers to Algeria and Colombia (49% of Equión's cash flow as well as Talisman's cash flow from other Colombia assets), and prior to its sale in 2010, Tunisia.

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       59

Principal Sources of Changes in Standardized Measure of Discounted Future Net Cash Flows

Year ended December 31 ($ millions)	2012	2011	2010

Sales of oil & gas produced net of production costs	(4,538)	(5,776)	(4,768)

Net change in prices	(2,198)	8,351	5,416

Net change in transportation costs	(91)	62	(197)

Net changes in production costs	(668)	(2,755)	391

Net changes in future development & site restoration costs	(887)	(2,052)	(27)

Development costs incurred during year	2,176	1,560	1,603

Extensions, discoveries and improved recovery	(195)	2,132	1,990

Revisions of previous reserve estimates	(642)	513	679

Net purchases	2	1,039	189

Net sales of reserves in place	(3,066)	(75)	(893)

Accretion of discount	1,987	1,556	1,099

Net change in taxes	3,947	(1,847)	(2,453)

Other	(109)	(242)	(37)

Net change	(4,282)	2,466	2,992

60       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

Continuity of Net Proved Reserves

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

Oil and Liquids (mmbbls)

Total Proved

Proved reserves at December 31, 2009	89.4	–	266.1	55.9	12.7	28.6	–	21.0	473.7

Discoveries, additions and extensions	4.7	2.5	6.8	9.7	1.4	2.5	–	1.0	28.6

Purchase of reserves	–	0.9	–	–	1.5	–	–	–	2.4

Sale of reserves	(15.1)	(0.2)	–	–	–	–	–	(0.5)	(15.8)

Net revisions and transfers	(2.4)	0.1	18.0	1.8	(0.8)	0.6	–	(0.2)	17.1

2010 Production	(6.6)	(0.1)	(27.0)	(14.2)	(2.0)	(6.1)	–	(2.4)	(58.4)

Proved reserves at December 31, 2010	70.0	3.2	263.9	53.2	12.8	25.6	–	18.9	447.6

Discoveries, additions and extensions	2.1	13.7	(4.1)	2.3	0.4	9.7	–	(0.9)	23.2

Purchase of reserves	–	0.6	–	–	–	–	15.1	–	15.7

Sale of reserves	(0.3)	–	–	–	–	–	–	–	(0.3)

Net revisions and transfers	(3.5)	0.3	10.4	7.2	4.1	0.5	–	(0.1)	18.9

2011 Production	(6.3)	(0.5)	(25.2)	(10.0)	(1.8)	(5.5)	(2.3)	(2.4)	(54.0)

Proved reserves at December 31, 2011	62.0	17.3	245.0	52.7	15.5	30.3	12.8	15.5	451.1

Discoveries, additions and extensions	10.3	11.4	9.4	(26.2)	0.2	1.5	3.9	(0.9)	9.6

Purchase of reserves	–	–	–	–	–	1.1	–	–	1.1

Sale of reserves	(11.8)	–	(114.5)	(2.7)	(1.1)	–	–	–	(130.1)

Net revisions and transfers	5.1	(1.5)	(21.6)	(2.1)	(2.0)	1.5	0.1	0.2	(20.3)

2012 Production(1)	(5.7)	(2.5)	(18.9)	(7.2)	(2.1)	(7.2)	(3.3)	(1.9)	(48.8)

Proved reserves at December 31, 2012	59.9	24.7	99.4	14.5	10.5	27.2	13.5	12.9	262.6

Proved developed

December 31, 2009	82.1	–	196.0	26.1	11.0	21.2	–	13.0	349.4

December 31, 2010	65.6	0.7	210.6	21.6	8.6	18.6	–	9.8	335.5

December 31, 2011	59.9	7.3	201.9	17.0	9.9	19.0	6.7	9.0	330.7

December 31, 2012	55.8	10.3	84.0	8.4	7.0	15.0	8.8	7.6	196.9

TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012       61

Continuity of Net Proved Reserves (continued)

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

Natural Gas (bcf)

Total Proved

Proved reserves at December 31, 2009	2,043.0	566.2	24.5	93.0	1,374.1	261.4	–	1.7	4,363.9

Discoveries, additions and extensions	263.7	738.6	0.1	6.7	8.1	(22.6)	–	–	994.6

Purchase of reserves	–	17.5	–	–	42.4	–	–	–	59.9

Sale of reserves	(772.5)	(5.8)	–	–	–	–	–	(1.6)	(779.9)

Net revisions and transfers	11.2	10.3	4.9	12.1	(57.2)	14.3	–	(0.1)	(4.5)

2010 Production	(190.9)	(68.9)	(5.7)	(32.2)	(98.2)	(27.3)	–	–	(423.2)

Proved reserves at December 31, 2010	1,354.5	1,257.9	23.8	79.6	1,269.2	225.8	–	–	4,210.8

Discoveries, additions and extensions	251.1	799.4	(0.2)	4.6	36.1	9.2	–	–	1,100.2

Purchase of reserves	–	3.6	–	–	–	–	93.5	–	97.1

Sale of reserves	(165.5)	–	–	–	–	–	–	–	(165.5)

Net revisions and transfers	3.5	66.8	(1.4)	(1.3)	(94.1)	(13.0)	0.2	–	(39.3)

2011 Production	(150.9)	(141.9)	(3.5)	(15.3)	(104.0)	(33.2)	(10.2)	–	(459.0)

Proved reserves at December 31, 2011	1,292.7	1,985.8	18.7	67.6	1,107.2	188.8	83.5	–	4,744.3

Discoveries, additions and extensions	65.4	(550.0)	35.6	17.1	0.3	2.7	(9.6)	–	(438.5)

Purchase of reserves	–	–	–	–	–	1.9	–	–	1.9

Sale of reserves	(97.2)	–	(20.3)	–	(9.1)	–	–	–	(126.6)

Net revisions and transfers	(101.4)	66.0	0.9	(42.0)	(3.9)	7.5	3.8	–	(69.1)

2012 Production(1)	(137.2)	(176.8)	(1.9)	(9.6)	(99.8)	(32.3)	(11.5)	–	(469.1)

Proved reserves at December 31, 2012	1,022.3	1,325.0	33.0	33.1	994.7	168.6	66.2	–	3,642.9

Proved developed

December 31, 2009	1,663.5	171.1	22.4	91.2	915.2	225.5	–	0.8	3,089.7

December 31, 2010	1,011.4	584.9	22.0	73.3	763.7	187.2	–	–	2,642.5

December 31, 2011	936.5	814.7	18.2	63.1	688.5	149.7	62.3	–	2,733.0

December 31, 2012	712.3	839.6	8.2	13.8	591.5	125.3	66.2	–	2,356.9

1)
2012 Production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

62       TALISMAN ENERGY CONSOLIDATED FINANCIAL STATEMENTS 2012

TALISMAN ENERGY INC.

Suite 2000, 888 – 3rd Street SW
Calgary, Alberta, Canada T2P 5C5

P 403.237.1234  F 403.237.1902
 E tlm@talisman-energy.com

www.talisman-energy.com

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